
China Online (Bermuda) Limited
(Incorporated in Bermuda with limited liability)

File No.: 82-3654
Our ref.: LSD/COL

04030194

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

RECEIVED
2004 MAY 18 A 10: 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

13th May 2004

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Dear Sirs

CHINA ONLINE (BERMUDA) LIMITED (the "Company")
INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B)
UNDER THE SECURITIES EXCHANGE ACT

We would like to submit the following documents issued by the Company pursuant to Rule 12g3-2(b) under the Securities Exchange Act: -

1. An announcement in connection with the interim results for the six months ended 30th June 2003 dated 19th September 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

2. A notice in connection with change of address of registered office dated 26th September 2003, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

3. 10 copies of 2003 Interim Report;

4. An announcement in connection with clarification on trading in securities dated 19th February 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

5. An announcement in connection with the results for the year ended 31st December 2003 and proposal for amendment of bye-laws together with the Notice of Annual General Meeting dated 16th April 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

6. An announcement in connection with the proposed change of Company name dated 16th April 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

7. 10 copies of 2003 Annual Report;

dlw 5/19

8. A circular dated 30th April 2004 in connection with the general mandates to repurchase and issue securities and proposed change of name and amendment of bye-laws of the Company;

9. A notice of Special General Meeting dated 11th May 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times; and

10. A notice of Special General Meeting dated 11th May 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours faithfully
For and on behalf of
China Online (Bermuda) Limited

Fung Ching Man, Ada
Company Secretary

Enc.

AF/ic/al/04087L

CEIVED
AY 18 A 10: 13
OF INTERNATIONAL
PORATE FINANCE

China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*

(Incorporated in Bermuda with limited liability)
(website: http://www.chinaonline.com.hk)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of China Online (Bermuda) Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 together with the comparative figures for the corresponding period in 2002 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" and by the Company's Audit Committee.

Condensed Consolidated Income Statement

	Six months ended 30 June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Turnover *(Note 3)*	266,183	636,351
Cost of sales	(258,187)	(645,802)
Gross profit (loss)	7,996	(9,451)
Net gains (losses) on investments *(Note 4)*	10,758	(79,960)
Other operating income *(Note 5)*	11,590	5,078
Distribution costs	(3,598)	(7,234)
Administrative expenses	(18,158)	(26,533)
Other operating expenses	(2,030)	(25,195)
Profit (loss) from operations *(Note 6)*	6,558	(143,295)
Finance costs	(544)	(168)
Gain on disposal of subsidiaries *(Note 7)*	41,109	—
Gain on expiry of warrants *(Note 8)*	90,369	—
Impairment loss recognised in respect of goodwill	—	(2,250)
Share of results of associates	—	(4,169)
Share of result of a jointly controlled entity	(28)	(93)
Profit (loss) before taxation	137,464	(149,975)
Tax (charge) credit *(Note 9)*	(286)	256
Profit (loss) before minority interests	137,178	(149,719)
Minority interests	—	304
Profit (loss) for the period	137,178	(149,415)
Dividend	3,715	—
Earnings (loss) per share *(Note 10)*		
— Basic	36.93 HK cents	(40.22 HK cents)
— Diluted	N/A	N/A

Notes:—

1. **Basis of preparation:—**

   The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. **Principal accounting policies and adoption of revised statement of standard accounting practice:—**

   The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

   The accounting policies adopted for the preparation of the interim financial report are consistent with those adopted by the Group in its annual financial statements for the year ended 31 December 2002 except as described below.

   In the current period, the Group has adopted SSAP 12 (Revised) "Income taxes" issued by the HKSA. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision, if any, was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit with limited exceptions.

   The adoption of this standard has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3. **Turnover and segment information:—**

   The turnover and attributable profit (loss) from operations of the Group for the period, analyzed by business segments and geographical segments, are as follows:—

	Turnover Six months ended 30 June		Segment result and profit (loss) from operations Six months ended 30 June	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
By business segments:—				
Mobile phone distribution	39,001	124,106	(1,939)	(24,593)
Securities trading and investments	226,148	505,945	15,872	(101,537)
Others	1,034	6,300	535	(1,685)
	266,183	636,351	14,468	(127,815)
Unallocated other operating income			6,307	1,084
Unallocated corporate expenses			(14,217)	(16,564)
Profit (loss) from operations			6,558	(143,295)
By geographical segments:—				
Hong Kong	265,121	576,415	8,932	(122,987)
Mainland China	1,062	59,936	(2,374)	(20,308)
	266,183	636,351	6,558	(143,295)

4. **Net gains (losses) on investments:—**

	Six months ended 30 June	
	2003	2002
	HK$'000	*HK$'000*
Net realised (loss) gain on derivatives	(18,511)	14,117
Net unrealised gain (loss) on trading investments	26,430	(76,424)
Net unrealised gain (loss) on derivatives	2,839	(25,744)
Gain on realisation of listed other investments	—	8,091
	10,758	(79,960)

5. **Other operating income:—**

	Six months ended 30 June	
	2003	2002
	HK$'000	*HK$'000*
Compensation from litigation	4,811	—
Gross rental income from investment properties	2,502	3,132
Interest income	4,077	1,145
Others	200	801
	11,590	5,078

6. **Profit (loss) from operations:—**

	Six months ended 30 June	
	2003	2002
	HK$'000	*HK$'000*
Profit (loss) from operations has been arrived at after charging:—		
Depreciation and amortisation	(874)	(1,808)
Loss on disposal of property, plant and equipment	(402)	(3,847)

7. **Gain on disposal of subsidiaries:—**

   In March 2003, Fulltime Profits Limited, an indirect wholly owned subsidiary of the Company, and its subsidiaries ("Fulltime Group") were disposed of at a nominal consideration of HK$1.00 to a third party, resulting a gain on disposal of subsidiaries of HK$41,109,000. Fulltime Group did not make a significant contribution to the net cash flows or the results of the Group for the six months ended 30 June 2003.

8. **Gain on expiry of warrants:—**

   As at 1 January 2003, the Company had 1,856,666,248 warrants outstanding and entitling the holders to subscribe for new shares at HK$0.30 per share, subject to adjustment, at any time from 7 June 2000 up to and including 6 June 2003. During the period, 256,507 warrants were exercised and the remaining 1,856,409,741 warrants expired and lapsed on 6 June 2003. Accordingly, the warrant reserve of HK$90,369,000 was released to the income statement.

9. **Tax (charge) credit:—**

	Six months ended 30 June	
	2003	2002
	HK$'000	*HK$'000*
The (charge) credit comprises:—		
Hong Kong Profits Tax	(172)	—
Income Tax in China	(114)	—
Share of tax credit of associates	—	256
	(286)	256

   Hong Kong Profits Tax was calculated at 17.5% on the estimated assessable profit for the current period.

   Income tax in China has been provided at the prevailing rates applicable in China on the estimated profit.

   In prior period, no provision for Hong Kong Profits Tax has been made in the condensed financial statements as the Group had no assessable profit for prior period.

10. **Earnings (loss) per share:—**

    The calculation of the basic earnings (loss) per share is based on the profit for the period of HK$137,178,000 (2002: loss of HK$149,415,000) and on weighted average of 371,464,499 (2002: 371,458,494) ordinary shares in issue during the period. Earnings (loss) per share for both periods have been adjusted for the share consolidation on 15 July 2003.

    The computation of diluted earnings (loss) per share has not assumed the exercise of the Company's outstanding warrants as their exercise prices were higher than the average market price for shares for both periods.

11. **Comparative amounts:—**

    Certain comparative amounts have been reclassified to conform to the current period's presentation.

INTERIM DIVIDEND

The Directors declared the payment of an interim dividend of HK$0.01 per share (2002: nil) amounting to HK$3,715,000 to shareholders whose names appear on the Register of Members of the Company on 22 October 2003. Dividend warrants are expected to be despatched on 5 November 2003.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 20 October 2003 to Wednesday, 22 October 2003, both days inclusive, during which no share transfer will be effected.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial results

Turnover of the Group for the six months ended 30 June 2003 was HK$266,183,000 representing a 58.2% decrease as compared with the corresponding period in the year 2002. Net profit for the period was HK$137,178,000 versus a net loss of HK$149,415,000 recorded in the corresponding period in the year 2002. Earnings per share for the period was HK$0.37 versus a loss per share of HK$0.40 recorded in the respective period in the year 2002, having both periods being adjusted for the subsequent Capital Reorganization as mentioned herein below under Section "Prospects".

Review of operations

During the period under review, the deterioration of the already fragile consumer market due to the outbreak of SARS has adversely affected the Group's mobile handset distribution business in Hong Kong resulting in a 44.7% drop in turnover to HK$39 million as compared with that of the year 2002. The Group has concluded distribution rights of several trendy mobile handset products with its suppliers and has completed the cost reduction and restructuring program embarked since the second half of the year 2002.

* *For identification purpose only*

The Group's mobile phone distribution and intelligent building operations in the People's Republic of China ("PRC", "PRC Operations") had been operating at losses for consecutive years. Since the outlook of such operations were so gloomy that the Group has decided to dispose of the PRC Operations. Such disposal was completed in March 2003 resulting in a gain of about HK$41.1 million.

Of the Group's trading and investment in financial instruments, a turnover of HK$226 million was recorded for the first six-month of the year 2003 representing a 55.3% decrease as compared with the corresponding period in the year 2002. With the recent rally in the local stock market starting from the second quarter of 2003, performance of the Group's investment portfolio has been satisfactory.

The Group has completed the partial realization of its long term investment in Sun Hung Kai & Co. Limited ("SHK") in March 2003 which generated cash proceeds of HK$63.8 million and loan note of HK$212.8 million, redeemable on or before 7 March 2008 and carrying an interest of 4% per annum. Such realization has reduced the Group's shareholding in SHK from 17.9% to 4.6%.

On 7 March 2003, the Group made a voluntary conditional offer to acquire all the issued shares of Fortuna International Holdings Limited ("Fortuna", "Fortuna Share(s)") other than those already held by the Group and its concert parties at HK$0.02 per Fortuna Share (the "Fortuna Offer") valuing the entire issued share capital of Fortuna at HK$79.87 million. The Fortuna Offer represents an opportunity for the Group to widen its business scope and to participate in production and distribution of wines in the PRC. As Fortuna Shares tendered for acceptance under the Fortuna Offer together with Fortuna Shares already held by the Group and its concert parties were less than 50 per cent of the voting rights of Fortuna, the Fortuna Offer has not become unconditional as to acceptance and was lapsed on 26 May 2003.

Pursuant to the ordinary resolution passed at the special general meeting of the Company held on 15 May 2000, an open offer of warrants on the basis of one warrant for every five existing shares then held was approved. A total of 1,856,688,098 warrants ("Warrants") were issued at HK$0.05 per Warrant on 15 May 2000 entitling the holder to subscribe in cash at a price of HK$0.30 per share in the Company, subject to adjustment, at any time from 7 June 2000 up to 6 June 2003 (both days inclusive). As at 1 January 2003, there were 1,856,666,248 Warrants outstanding. During the period under review, a total of 256,507 Warrants were exercised with the remaining 1,856,409,741 Warrants expired and lapsed as of 6 June 2003. Such expiry triggered the realization of the warrant reserve which resulted in a gain on expiry of Warrants of HK$90.4 million.

Liquidity and financing

As at 30 June 2003, the Group's non-current assets comprised mainly of investment properties of HK$33 million, property, plant and equipment of HK$13 million and long term investments of HK$298 million. These non-current assets were principally financed by shareholders' funds. As at 30 June 2003, the Group has net current assets of HK$561 million.

All of the Group's borrowings are arranged on short-term basis and repayable within 1 year. As at 30 June 2003 and 31 December 2002, no borrowing was recorded.

As at 30 June 2003, the Group continued to maintain an insignificant gearing ratio, calculated on the basis of the Group's net borrowing (after deducting cash and bank balances) over shareholders' funds.

The Group has little foreign exchange exposure and the majority of the borrowings were denominated in Hong Kong Dollars.

Charge on group assets

As at 30 June 2003, investment securities and investment properties with carrying values of HK$167,952,000 and HK$12,000,000 respectively (31 December 2002 : investment securities and bank deposits with carrying values of HK$164,554,000 and HK$7,567,000 respectively) were pledged to banks to secure banking facilities granted to the Group.

Employees

The Group, including its subsidiaries but excluding associates, employed 43 employees as at 30 June 2003 (31 December 2002 : 96). The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system.

Prospects

On 29 May 2003, the Group proposed i) a reduction in the nominal value of the then existing issued share capital of the Company from HK$0.01 to HK$0.0004 each by cancellation of HK$0.0096 paid up capital for each issued share and the reduction in the nominal value of each authorized but unissued share from HK$0.01 to HK$0.0004 each (the "Capital Reduction"); ii) a reduction of an amount of HK$375,995,500 standing to the credit of the share premium account of the Company as at 31 December 2002 and the application of such credit together with the credit arising from the Capital Reduction to set off against the accumulated losses of the Company as at 31 December 2002; iii) the consolidation of every 25 reduced shares into one new share of HK$0.01 each (the "Share Consolidation"); and iv) the increase in the authorized share capital of the Company from HK$12,000,000 to HK$300,000,000 by the creation of 28,800,000,000 new shares following the completion of the Capital Reduction and the Share Consolidation (collectively the "Capital Reorganization"). The Capital Reorganization was approved by shareholders of the Company at the special general meeting of the Company held on 14 July 2003 and the whole exercise was completed on 25 August 2003.

Despite the recent rally in the stock markets in Hong Kong and around the region, the Group is still uncertain whether the recovery is sustainable. After a series of cost reduction, restructuring and rationalization of operations and investment portfolio, and the Capital Reorganization, the Group has equipped itself with a rationalized operation and cost structure to meet the challenges from its operating environment. The Group maintains a healthy financial position and will continue to seek investment opportunities with good cash flow, earnings and capital appreciation potential.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the period.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company had compiled throughout the six months ended 30 June 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules").

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The interim report of the Group for the six months ended 30 June 2003 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 19 September 2003



China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*

(於百慕達註冊成立之有限公司)
(網址：http://www.chinaonline.com.hk)

截至二零零三年六月三十日止六個月之中期業績公佈

本集團未經審核之業績

中國網絡(百慕達)有限公司(「本公司」)之董事會(「董事」)謹此公佈，本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核綜合業績，連同二零零二年度同期之比較數字如下。綜合中期財務報表並未經審核，但已經本公司之核數師德勤・關黃陳方會計師行按照香港審計準則第700號「審查中期財務報告之約定」作出審查，及經本公司之審核委員會審查。

簡明綜合收益表

	截至六月三十日止六個月	
	二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
營業額 *(附註3)*	266,183	636,351
銷售成本	(258,187)	(645,802)
毛利(虧損)	7,996	(9,451)
投資之溢利(虧損)淨額 *(附註4)*	10,758	(79,960)
其他經營收入 *(附註5)*	11,590	5,078
分銷成本	(3,598)	(7,234)
行政支出	(18,158)	(26,533)
其他經營支出	(2,030)	(25,195)
經營業務溢利(虧損) *(附註6)*	6,558	(143,295)
融資成本	(544)	(168)
出售附屬公司之溢利 *(附註7)*	41,109	—
認股權證屆滿時所得之溢利 *(附註8)*	90,369	—
商譽之已確認減值虧損	—	(2,250)
應佔聯營公司之業績	—	(4,169)
應佔一間共同控制實體之業績	(28)	(93)
除稅前溢利(虧損)	137,464	(149,975)
稅項(支出)撥回 *(附註9)*	(286)	256
未計少數股東權益前溢利(虧損)	137,178	(149,719)
少數股東權益	—	304
期內溢利(虧損)	137,178	(149,415)
股息	3,715	—
每股盈利(虧損) *(附註10)*		
一基本	36.93港仙	(40.22港仙)
一攤薄	不適用	不適用

附註：一

1. 編製基準：一

   簡明財務報表乃按照香港會計師公會(「香港會計師公會」)所頒佈之會計實務準則(「會計準則」)第25號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄16而編製。

2. 重要會計政策及採納已修訂之會計實務準則：一

   簡明財務報表乃按歷史成本慣例而編製，並就若干物業及證券投資之重估值作出修訂。

   編製此中期財務報告所採用之會計政策，除以下所記述外，與編製二零零二年十二月三十一日止年度之全年財務報表相同。

   於本期間，本集團已採納由香港會計師公會所頒佈之會計實務準則第12號(經修訂)「收益稅」。實施會計實務準則第12號(經修訂)之主要影響乃關於遞延稅項。於過往年度如有使用收益表負債法就遞延稅項作出部份撥備，即就所產生之時差確認負債，除非該等時差預期不會在可見將來逆轉。會計實務準則第12號(經修訂)規定，除少數例外情況外，遞延稅項乃就財務報表內資產及負債賬面值與計算應課稅溢利時所採用之相應稅務基礎兩者間所有暫時之差別予以確認。

   有關會計政策之變動並無對本會計期間或過往會計期間之業績構成任何重大影響。因此，毋須作出前期調整。

3. 營業額及分項資料：一

   以下為本集團於期內按主要業務及市場地區劃分之營業額及經營業務溢利(虧損)分析：一

	營業額 截至六月三十日止六個月		分項業績及經營業務溢利(虧損) 截至六月三十日止六個月	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
按主要業務：一				
流動電話分銷	39,001	124,106	(1,939)	(24,593)
證券買賣及投資	226,148	505,945	15,872	(101,537)
其他	1,034	6,300	535	(1,685)
	266,183	636,351	14,468	(127,815)
未分類之其他經營收入			6,307	1,084
未分類之公司支出			(14,217)	(16,564)
經營業務溢利(虧損)			6,558	(143,295)
按市場地區：一				
香港	265,121	576,415	8,932	(122,987)
中國內地	1,062	59,936	(2,374)	(20,308)
	266,183	636,351	6,558	(143,295)

4. 投資之溢利(虧損)淨額：一

10. 每股溢利(虧損)：一

    每股基本溢利(虧損)之計算乃按期內之溢利137,178,000港元(二零零二年：虧損149,415,000港元)及期內已發行普通股之加權平均數371,464,499股(二零零二年：371,458,494股)而計算。兩段期間之每股溢利(虧損)均已就二零零三年七月十五日股份合併作出調整。

    由於本公司尚未行使之認股權證於本期間及上一期間之行使價均高於股份平均市價，因此在計算本年度每股攤薄溢利(虧損)時沒有假設本公司尚未行使之認股權證獲行使。

11. 比較數字：一

    若干比較數字已予重列，以合符本期間之呈列方法。

中期股息

董事向於二零零三年十月二十二日名列本公司股東名冊之股東宣派每股0.01港元合共為3,715,000港元之中期股息(二零零二年：無)。股息單預計於二零零三年十一月五日寄發。

暫停辦理股份過戶登記手續

本公司將由二零零三年十月二十日(星期一)至二零零三年十月二十二日(星期三)(首尾兩日包括在內)止期間暫停辦理股份過戶登記手續。

管理層討論及分析

財務業績

本集團截至二零零三年六月三十日止六個期間之營業額為266,183,000港元，較二零零二年同期減少58.2%。期內之溢利淨額為137,178,000港元，相對於二零零二年同期則錄得虧損淨額為149,415,000港元。期內之每股溢利為0.37港元，相對於二零零二年同期則錄得之每股虧損為0.40港元，兩期間均已按照下列「展望」部份所述之股本重組作調整。

業務回顧

於回顧期間，由於爆發嚴重急性呼吸系統綜合症，令原本已疲弱的消費市場進一步惡化，因而影響本集團流動電話分銷業務，結果本年度營業額跌至39,000,000港元，與二零零二年同期相比下挫44.7%。本集團已向供應商取得多種時款流動電話產品分銷權，並已完成自二零零二年下半年起實施的成本節省及重組計劃。

本集團於中華人民共和國(「中國」)之流動電話分銷業務及智能大廈業務(「中國業務」)近年持續錄得虧損。鑑於中國業務前景黯淡，本集團已決定將該等業務出售。有關出售已於二零零三年三月完成，獲得盈利約為41,100,000港元。

二零零三年首六個月，本集團之金融工具買賣及投資錄得營業額為226,000,000港元，較二零零二年同期下跌55.3%。隨著本地股票市場自二零零三年第二季起回升，本集團投資組合之表現令人滿意。

本集團於二零零三年三月完成將其部份新鴻基有限公司(「新鴻基」)長期投資變現，帶來現金收益63,800,000港元及賣款票據212,800,000港元。該等賣款票據可於二零零八年三月七日或之前贖回，按年利率4%計息。上述變現使本集團所佔新鴻基股權由17.9%下降至4.6%。

於二零零三年三月七日，本集團提出一項自願有條件收購建議，按每股0.02港元之價格收購廣益國際集團有限公司(「廣益」)全部(惟不包括本集團及與本集團一致行動人士已持有之廣益股份)已發行股份(「廣益股份」)(「廣益收購建議」)。根據廣益收購建議計算，廣益全部已發行股本之價值為79,870,000港元。廣益收購建議乃本集團拓展其業務範圍及參與在中國生產及分銷酒類業務之機會。由於根據廣益收購建議接納收購之廣益股份加上本集團及與本集團一致行動人士已持有之股份少於廣益投票權50%，因此廣益收購建議之接納未能成為無條件，而廣益收購建議已於二零零三年五月二十六日失效。

根據本公司於二零零零年五月十五日所舉行股東特別大會上通過之普通決議案，批准以當時每持有五股股份發售一份認股權證之比例公開發售認股權證。於二零零零年五月十五日，按每份認股權證0.05港元之價格發行之1,856,683,098份認股權證(「認股權證」)，其持有人可於二零零零年六月七日至二零零三年六月六日(首尾兩日包括在內)期間隨時以現金按每股0.30港元(可予以調整)之價值認購本公司股份。截至於二零零三年一月一日，有1,856,666,248份認股權證尚未行使。於回顧期間，已行使256,507份認股權證，其餘1,856,409,741份認股權證已於二零零三年六月六日屆滿及作廢。認股權證屆滿後將認股權證儲備變現，並獲得90,400,000港元收益。

流動資金及融資

於二零零三年六月三十日，本集團之非流動資產主要包括33,000,000港元之投資物業，13,000,000港元之物業、廠房及設備，及298,000,000港元之長期投資。此等非流動資產主要由股東資金融資。於二零零三年六月三十日，本集團之流動資產淨值為561,000,000港元。

本集團所有借貸均以短期形式安排，並須於一年內償還。於二零零三年六月三十日及二零零二年十二月三十一日並無任何借貸。

於二零零三年六月三十日，本集團繼續維持一個甚低之負債比率，按本集團借貸淨額(扣除現金及銀行結餘)相對股東資金之比例計算。

本集團只承受輕微之外匯風險，而主要借貸均以港元為單位。

集團資產抵押

每股盈利(虧損)(附註10)		
—基本	36.93港仙	(40.22港仙)
—攤薄	不適用	不適用

附註：—

1. 編製基準：—

   簡明財務報表乃按照香港會計師公會(「香港會計師公會」)所頒佈之會計實務準則(「會計準則」)第25號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄16而編製。

2. 重要會計政策及採納已修訂之會計實務準則：—

   簡明財務報表乃按歷史成本慣例而編製，並就若干物業及證券投資之重估值作出修訂。

   編製此中期財務報告所採用之會計政策，除以下所記述外，與編製二零零二年十二月三十一日止年度之全年財務報表相同。

   於本期間，本集團已採納由香港會計師公會所頒佈之會計實務準則第12號(經修訂)「收益稅」。實施會計實務準則第12號(經修訂)之主要影響乃關於遞延稅項。於過往年度如有使用收益表負債法就遞延稅項作出部份撥備，即就所產生之時差而確認負債，除非該等時差預期不會在可見將來逆轉。會計實務準則第12號(經修訂)規定，除少數例外情況外，遞延稅項乃就財務報表內資產及負債賬面值與計算應課稅溢利時所採用之相應稅務基礎兩者間所有暫時之差別予以確認。

   有關會計政策之變動並無對本會計期間或過往會計期間之業績構成任何重大影響。因此，毋須作出前期調整。

3. 營業額及分項資料：—

   以下為本集團於期內按主要業務及市場地區劃分之營業額及經營業務溢利(虧損)分析：—

	營業額 截至六月三十日止六個月		分項業績及經營業務溢利(虧損) 截至六月三十日止六個月	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
按主要業務：—				
流動電話分銷	39,001	124,106	(1,939)	(24,593)
證券買賣及投資	226,148	505,945	15,872	(101,537)
其他	1,034	6,300	535	(1,685)
	266,183	636,351	14,468	(127,815)
未分配之其他				
經營收入			6,307	1,084
未分配之公司支出			(14,217)	(16,564)
經營業務溢利(虧損)			6,558	(143,295)
按市場地區：—				
香港	265,121	576,415	8,932	(122,987)
中國內地	1,062	59,936	(2,374)	(20,308)
	266,183	636,351	6,558	(143,295)

4. 投資之溢利(虧損)淨額：—

	截至六月三十日止六個月 二零零三年 千港元	二零零二年 千港元
衍生工具之已變現(虧損)收益淨額	(18,511)	14,117
供買賣投資之未變現收益(虧損)淨額	26,430	(76,424)
衍生工具之未變現收益(虧損)淨額	2,839	(25,744)
變現上市其他投資之收益	—	8,091
	10,758	(79,960)

5. 其他經營收入：—

	截至六月三十日止六個月 二零零三年 千港元	二零零二年 千港元
訴訟賠償	4,811	—
投資物業之租金收入毛額	2,502	3,132
利息收入	4,077	1,145
其他	200	801
	11,590	5,078

6. 經營業務溢利(虧損)：—

	截至六月三十日止六個月 二零零三年 千港元	二零零二年 千港元
經營業務溢利(虧損)已扣除：		
折舊及攤銷	(874)	(1,808)
[illegible]	[illegible]	[illegible]

7. 出售附屬公司之溢利：—

   在二零零三年三月，Fulltime Profits Limited(本公司之一間間接全資附屬公司)及其附屬公司(「Fulltime Group」)，以代價港幣1元出售予一位第三方人士，出售附屬公司錄得溢利41,109,000港元。Fulltime Group並未為本集團截至二零零三年六月三十日止現金流量淨值或業績帶來重大之貢獻。

8. 認股權證屆滿時所得之溢利：—

   於二零零三年一月一日，本公司有1,856,666,248份認股權證尚未行使，持有人獲賦予權利可於二零零零年六月七日至二零零三年六月六日(當日包括在內)的任何時間，以每股0.3港元(可予以調整)認購新股。於此段期間，256,507份認股權證已獲行使，而餘下尚未行使之1,856,409,741份認股權證已於二零零三年六月六日屆滿並且作廢，因此，認股權證儲備90,369,000港元獲調撥至損益表。

9. 稅項(支出)撥回：—

	截至六月三十日止六個月 二零零三年 千港元	二零零二年 千港元
稅項(支出)撥回包括：—		
香港利得稅	(172)	—
中國所得稅	(114)	—
應佔聯營公司之稅項撥回	—	256
	(286)	256

   香港利得稅乃根據此期間之估計應課溢利按17.5%之稅率計算。

   中國所得稅已根據中國適用之稅率於估計溢利作出撥備。

   在上一期間，本集團並無任何應課稅溢利，故並無在簡明財務報表上，就香港利得稅作出撥備。

* 中文名稱僅供識別

本集團於中華人民共和國(「中國」)之流動電話分銷業務及智能大廈業務(「中國業務」)近年持續錄得虧損。鑑於中國業務前景黯淡，本集團已決定將該等業務出售。有關出售已於二零零三年三月完成，獲得盈利約為41,100,000港元。

二零零三年首六個月，本集團之金融工具買賣及投資錄得營業額為226,000,000港元，較二零零二年同期下跌55.3%。隨著本地股票市場自二零零三年第二季起回升，本集團投資組合之表現令人滿意。

本集團於二零零三年三月完成將其部份新鴻基有限公司(「新鴻基」)長期投資變現，帶來現金收益63,800,000港元及債款票據212,800,000港元。該等債款票據可於二零零八年三月七日或之前贖回，按年利率4%計息。上述變現使本集團所佔新鴻基股權由17.9%下降至4.6%。

於二零零三年三月七日，本集團提出一項自願有條件收購建議，按每股0.02港元之價格收購廣益國際集團有限公司(「廣益」)全部(惟不包括本集團及與本集團一致行動人士已持有之廣益股份)已發行股份(「廣益股份」)(「廣益收購建議」)。根據廣益收購建議計算，廣益全部已發行股本之價值為79,870,000港元。廣益收購建議乃本集團拓展其業務範圍及參與在中國生產及分銷酒類業務之機會。由於根據廣益收購建議接納收購之廣益股份加上本集團及與本集團一致行動人士已持有之股份少於廣益投票權50%，因此廣益收購建議之接納未能成為無條件，而廣益收購建議已於二零零三年五月二十六日失效。

根據本公司於二零零零年五月十五日所舉行股東特別大會上通過之普通決議案，批准以當時每持有五股股份發售一份認股權證之比例公開發售認股權證。於二零零零年五月十五日，按每份認股權證0.05港元之價格發行之1,856,688,098份認股權證(「認股權證」)，其持有人可於二零零零年六月七日至二零零三年六月六日(首尾兩日包括在內)期間隨時以現金按每股0.30港元(可予以調整)之價值認購本公司股份。截至於二零零三年一月一日，有1,856,666,248份認股權證尚未行使。於回顧期間，已行使256,507份認股權證，其餘1,856,409,741份認股權證已於二零零三年六月六日屆滿及作廢。認股權證屆滿後將認股權證儲備變現，並獲得90,400,000港元收益。

流動資金及融資

於二零零三年六月三十日，本集團之非流動資產主要包括33,000,000港元之投資物業，13,000,000港元之物業、廠房及設備，及298,000,000港元之長期投資。此等非流動資產主要由股東資金融資。於二零零三年六月三十日，本集團之流動資產淨值為561,000,000港元。

本集團所有借貸均以短期形式安排，並須於一年內償還。於二零零三年六月三十日及二零零二年十二月三十一日並無任何借貸。

於二零零三年六月三十日，本集團繼續維持一個偏低之負債比率，按本集團借貸淨額(扣除現金及銀行結餘)相對股東資金之比例計算。

本集團只承受輕微之外匯風險，而主要借貸均以港元為單位。

集團資產抵押

於二零零三年六月三十日，本集團分別以名下賬面值167,952,000港元及12,000,000港元之投資證券及投資物業(二零零二年十二月三十一日：分別為賬面值164,554,000港元及7,567,000港元之投資證券及銀行定期存款)作為取得銀行融資之抵押。

僱員

於二零零三年六月三十日，本集團(包括其附屬公司，但不包括其聯營公司)僱用43名僱員(二零零二年十二月三十一日：96名)。本集團確保其僱員之薪酬水平與市場水平相若，且在本集團之薪金及獎金制度之整體規劃下，因應僱員表現進行評賞。

展望

於二零零三年五月二十九日，本集團建議i)將每股已發行股份之已繳股本註銷0.0096港元，使本公司當時已發行股本面值由每股0.01港元減至0.0004港元，並將法定而未發行之股份面值由每股0.01港元減至0.0004港元(「削減股本」)；ii)削減於二零零二年十二月三十一日本公司股份溢價賬之進賬375,995,500港元，將有關款項及削減股本所得之進賬抵銷本公司截至二零零二年十二月三十一日之累計虧損；iii)將每25股經削減面值之股份合併為1股面值0.01港元之新股份(「股份合併」)；及iv)完成削減股本及股份合併後增設28,800,000,000股新股份，將本公司法定股本由12,000,000港元增加至300,000,000港元(統稱為「股本重組」)。股本重組獲本公司股東於二零零三年七月十四日舉行之股東特別大會通過，整項重組已於二零零三年八月二十五日完成。

雖然香港及鄰近地區股票市場最近回升，但本集團仍未能確定復甦會否持續。經過一連串節約成本、業務和投資組合重組及股本重組後，本集團之業務經過整頓，成本架構更為合理，將足以克服營商環境之挑戰。本集團維持穩健之財務狀況，並會繼續物色能帶來優厚現金流量、有盈利及具有資本升值潛力之投資機會。

購買、出售及贖回上市證券

本公司或其任何附屬公司於期內概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

董事認為，本公司於截至二零零三年六月三十日止六個月內，已遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14所載之最佳應用守則之規定。

在聯交所網頁上披露中期業績資料

本集團截至二零零三年六月三十日止六個月之中期報告載有上市規則附錄16第46(1)至46(6)段所規定之全部資料，稍後將在適當時間在聯交所之網址上刊登。

承董事會命
主席
莊淑泥

香港，二零零三年九月十九日

29th September, 2003

RECEIVED
2004 MAY 18 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Standard


China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

Change of Address of Registered Office

The board of directors (the "Board") of China Online (Bermuda) Limited (the "Company") announce that with effect from 1st October, 2003, the address of registered office of the Company will be changed to:—

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 26th September, 2003

Hong Kong Economic Times


China Online (Bermuda) Limited
中國網絡(百慕達)有限公司*

(於百慕達註冊成立之有限公司)

更改註冊辦事處地址

中國網絡(百慕達)有限公司(「本公司」)之董事會(「董事會」)宣佈，自二零零三年十月一日起，本公司之註冊辦事處地址將更改為：—

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

承董事會命
公司秘書
馮靖文

香港，二零零三年九月二十六日

* 中文名稱僅供識別

The Standard Date : 20.02.2004

RECEIVED
2004 MAY 18 A 10: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

CLARIFICATION ANNOUNCEMENT ON TRADING IN SECURITIES

The Directors make this announcement under paragraph 2 of the Listing Agreement in clarification to the newspaper article published in Hong Kong Economic Times on 19th February, 2004 regarding the sale of securities in Tian An China Investments Company Limited by an indirect wholly-owned subsidiary of the Company.

The Directors noted that they are not, save for the matters published in this announcement, aware of any other matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Trading in shares of the Company was suspended at the request of the Company with effect from 9:30 a.m. on Thursday, 19th February, 2004. Application has been made by the Company for the resumption of trading in the shares of the Company with effect from 9:30 a.m. on Friday, 20th February, 2004.

The directors (the "**Directors**") of China Online (Bermuda) Limited (the "**Company**") make this announcement under paragraph 2 of Appendix 7, Part B (the "**Listing Agreement**") of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") in clarification to the newspaper article published in Hong Kong Economic Times on 19th February, 2004 regarding the sale of 728,000,000 shares in, and representing approximately 9.27% of, the issued share capital of Tian An China Investments Company Limited by an indirect wholly-owned subsidiary of the Company. Such sale was conducted in the ordinary and usual course of the principal business activities of the Company and its subsidiaries, being sale and distribution of telecommunication and information technology products and equipment; securities trading and investment; and strategic investment.

The Directors noted that they are not, save for the matters published in this announcement, aware of any other matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Trading in shares of the Company was suspended at the request of the Company with effect from 9:30 a.m. on Thursday, 19th February, 2004. Application has been made by the Company for the resumption of trading in the shares of the Company with effect from 9:30 a.m. on Friday, 20th February, 2004.

By Order of the Board of
China Online (Bermuda) Limited
Chong Sok Un
Chairman

Hong Kong, 19th February, 2004

香港經濟日報　　日期：20.02.2004

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司) *

(於百慕達註冊成立之有限公司)

有關證券買賣之
澄清公佈

董事謹根據《上市協議》第2段刊發此公佈，以澄清二零零四年二月十九日香港經濟日報所載有關本公司一間間接全資附屬公司出售天安中國投資有限公司之證券之報章公佈。

董事知悉除本公佈所刊載之事宜外，並不知悉任何其他須根據《上市協議》第2段所規定之一般責任而須予公開且屬或可能屬股價敏感的事宜。

應本公司要求，本公司之股份已於二零零四年二月十九日(星期四)上午九時三十分起暫停買賣。本公司已向聯交所申請於二零零四年二月二十日(星期五)上午九時三十分起恢復本公司之股份買賣。

中國網絡(百慕達)有限公司(「本公司」)董事(「董事」)謹根據香港聯合交易所有限公司(「聯交所」)證券上市規則乙部附錄7第2段(「上市協議」)刊發此公佈，以澄清二零零四年二月十九日香港經濟日報所載有關本公司一間間接全資附屬公司出售天安中國投資有限公司728,000,000股股份(佔其已發行股本約9.27%)之報章公佈。本公司及其附屬公司乃於進行其日常主要業務(即銷售及分銷電訊及資訊科技產品及設備、證券買賣及投資以及策略投資)之過程中作出有關出售。

董事知悉除本公佈所刊載之事宜外，並不知悉任何其他須根據《上市協議》第2段所規定之一般責任而須予公開且屬或可能屬股價敏感的事宜。

應本公司要求，本公司之股份已於二零零四年二月十九日(星期四)上午九時三十分起暫停買賣。本公司已向聯交所申請於二零零四年二月二十日(星期五)上午九時三十分起恢復本公司之股份買賣。

承董事會命
中國網絡(百慕達)有限公司
主席
莊淑涴

香港，二零零四年二月十九日

* *中文名稱僅供識別*

RECEIVED
2004 MAY 18 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Page 1)



China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 383)
(website: http://www.chinaonline.com.hk)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003
PROPOSAL FOR AMENDMENT OF BYE-LAWS

AUDITED RESULTS OF THE GROUP

The directors (the "Directors") of China Online (Bermuda) Limited (the "Company") announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003 together with last year's comparative figures are as follows:–

	2003 *HK$'000*	2002 *HK$'000*
Turnover *(Note 1)*	487,708	1,292,852
Cost of sales	(428,844)	(1,407,528)
Gross profit/(loss)	58,864	(114,676)
Net gain/(losses) on investments *(Note 2)*	121,362	(404,234)
Other operating income *(Note 3)*	19,988	18,715
Distribution costs	(6,621)	(12,689)
Administrative expenses	(28,150)	(52,530)
Other operating expenses	(3,934)	(16,941)
Profit/(Loss) from operations	161,509	(582,355)
Finance costs	(545)	(603)
Gain on expiry of warrants *(Note 5)*	90,369	–
Gain on disposal of subsidiaries *(Note 4)*	41,109	–
Impairment loss recognised in respect of goodwill	–	(2,250)
Loss on disposal of an associate	–	(9,085)
Share of results of associates	–	(9,005)
Share of result of a jointly controlled entity	(28)	(119)
Profit/(Loss) before taxation	292,414	(603,417)
Tax (charge)/credit *(Note 6)*	(336)	198
Profit/(Loss) before minority interests	292,078	(603,219)
Minority interests	–	305
Profit/(Loss) for the year	292,078	(602,914)
Dividends *(Note 7)*		
– Interim dividend – paid	3,715	–
– Final dividend – proposed	14,859	–
	18,574	–
Earnings/(Loss) per share *(Note 8)*		
– Basic and diluted	HK$0.79	HK$(1.62)

Notes:–

1. **Turnover and segment information:–**

Turnover

	2003 *HK$'000*	2002 *HK$'000*
Sales of mobile phones	98,775	168,241
Proceeds from sales of listed trading investments	381,237	1,102,900
Dividend income from listed investments	6,662	10,493
Other communication products	1,034	11,218
	487,708	1,292,852

Business segments

For management purposes, the Group is currently organised into two main operating divisions – mobile phone distribution, and securities trading and investments. Others mainly represent sales of other communication products and rental income earned during the year. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

For the year ended 31 December 2003

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Revenue				
External sales	98,775	387,899	1,034	487,708
Other operating income	–	7,275	3,096	10,371
	98,775	395,174	4,130	498,079
Result				
Segment result	1,301	174,471	(3,037)	172,735
Unallocated other operating income				9,617
Unallocated corporate expenses				(20,843)
Profit from operations				161,509
Finance costs				(545)
Gain on expiry of warrants	–	–	–	90,369
Gain on disposal of subsidiaries	41,109	–	–	41,109
Share of result of a jointly controlled entity	–	–	(28)	(28)
Profit before taxation				292,414
Tax charge				(336)
Profit for the year				292,078

For the year ended 31 December 2002

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Revenue				
External sales	168,241	1,113,393	11,218	1,292,852
Other operating income	2,412	–	6,652	9,064
	170,653	1,113,393	17,870	1,301,916
Result				
Segment result	(21,015)	(537,490)	(4,925)	(563,430)
Unallocated other operating income				10,420
Unallocated corporate expenses				(29,345)
Loss from operations				(582,355)
Finance costs				(603)
Impairment loss recognised in respect of goodwill	–	(2,250)	–	(2,250)
Loss on disposal of an associate	–	(9,085)	–	(9,085)
Share of results of associates	–	(9,005)	–	(9,005)
Share of result of a jointly controlled entity	–	–	(119)	(119)
Loss before taxation				(603,417)
Tax credit				198
Loss before minority interests				(603,219)
Minority interests				305
Loss for the year				(602,914)

Geographical segments

The Group's operations are located in Hong Kong and Mainland China ("China").

The Group's distribution of mobile phones is carried out in Hong Kong and China. Securities trading and investment are carried out in Hong Kong.

The following table provides an analysis of the Group's revenue by geographical market:

	Revenue by geographical market 2003 *HK$'000*	2002 *HK$'000*
Hong Kong	495,795	1,229,841
China	2,284	72,075
	498,079	1,301,916

2. **Net gain/(losses) on investments:–**

	2003 *HK$'000*	2002 *HK$'000*
Gain on realisation of other listed investments	–	8,091
Net realised loss on derivatives	(14,205)	(48,167)
Net unrealised gain/(loss) on trading investments	137,976	(200,017)
Net unrealised loss on derivatives	–	(79,958)
Impairment loss recognised in respect of other investments *(Note a)*	–	(86,629)
Impairment loss recognised in respect of trading investment *(Note b)*	(2,409)	–
Net realised gain on corporate bonds	–	2,446
	121,362	(404,234)

Note a: Pursuant to the offer made by Sun Hung Kai & Co. Limited ("SHK") to its shareholders to repurchase up to 325,600,000 shares of SHK at a price of HK$1.3 per share of SHK to be paid by cash of HK$0.3 and by debt securities of HK$1.0 in November 2002, the Group undertook to tender at least 152,760,720 shares of SHK in November 2002 and subsequently realised 212,782,450 shares of SHK at a price of HK$1.3 per share in February 2003. The directors of the Company (the "Directors") determined that the value of these 212,782,450 shares of SHK was impaired and the impairment loss was transferred from the asset revaluation reserve to consolidated income statement during the year ended 31 December 2002.

Note b: The listing of one of the trading securities was cancelled on 19 January 2004. The Directors are of the opinion that the value of the trading investment was fully impaired.

3. **Other operating income:–**

	2003 *HK$'000*	2002 *HK$'000*
Interest income from:		
– Debt securities	7,275	–
– Banks	479	1,351
– Loan receivables	2,206	63
– Others	143	496
	10,103	1,910
Compensation from litigation *(Note)*	4,941	–
Rental income from properties under operating leases after outgoings of HK$253,000 (2002: HK$162,000)	3,096	6,308
Service income	–	2,412
Maintenance income	–	344
Write back of long outstanding payables	–	5,166
Others	1,848	2,575
	19,988	18,715

Note: Included a compensation of HK$4,778,000 as settlement in respect of a litigation which was made against ex-employees for damages in relation to their improper behaviour.

4. **Gain on disposal of subsidiaries:–**

In March 2003, Fulltime Profits Limited, an indirect wholly-owned subsidiary of the Company, and its subsidiaries ("Fulltime Group"), which engaged in mobile phone distribution and the intelligent building system integration business in China (collectively the "China Operations") were disposed of to an independent third party at a nominal consideration of HK$1. The disposal was completed on 29 March 2003, on which date the control of the China Operations was passed to the acquirer.

The results of the China Operations for the period from 1 January 2003 to 29 March 2003, which have been included in the consolidated income statement, were as follows:

	1.1.2003 to 29.3.2003 *HK$'000*	1.1.2002 to 31.12.2002 *HK$'000*
Turnover	1,062	68,115
Other operating income	–	3,456
Operating costs	(2,034)	(100,309)
Finance costs	–	(430)
Share of result of a jointly controlled entity	(28)	(119)
Loss for the period/year	(1,000)	(29,287)

During the year, the China Operations did not make a significant contribution to the net cash flows on the results of the Group.

During the year ended 31 December 2002, the China Operations used HK$11 million from the Group's net operating cash flows, received HK$0.5 million in respect of investing activities and paid HK$27 million in respect of financing activities.

A gain of HK$41,109,000 arose on the disposal of the China Operations, being the proceeds of disposal less the carrying amount of net liabilities of Fulltime Group at the date of disposal, attributable goodwill and translation reserve. No tax charge or credit arose from the transaction.

5. **Gain on expiry of warrants:–**

During the year ended 31 December 2000, 1,856,688,098 warrants in the value of HK$557,006,000 were issued at HK$0.05 on the basis of one warrant for every five ordinary shares held on 15 May 2000. Each warrant entitled the holder to subscribe in cash at a price of HK$0.30 each, subject to adjustment, for one ordinary share in the Company, at any time from the date of issue up to 6 June 2003 (both days inclusive).

During the year, 256,507 warrants were exercised to subscribe for 256,507 ordinary shares of the Company at an exercise price of HK$0.30 per share. The remaining 1,856,409,741 warrants expired and lapsed on 6 June 2003. Accordingly, the warrant reserve of HK$90,369,000 was released to the consolidated income statement.

6. **Tax (charge)/credit:–**

	2003 *HK$'000*	2002 *HK$'000*
Current tax:–		
Income tax in China	(104)	–
Underprovision in prior years		
Hong Kong	(3)	–
China	(229)	–
	(336)	–
Share of tax credit of associates	–	198
	(336)	198

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the year.

(Page 2)

No provision for Hong Kong Profits Tax has been made in the financial statements as the Group had no assessable profit for both years.

In June 2003, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of current and deferred tax balances at the balance sheet date.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdiction.

7. **Dividends:-**

	2003 *HK$'000*	2002 *HK$'000*
Ordinary shares:		
Interim dividend paid - HK$0.01 per share (2002: Nil)	3,715	-
Final dividend proposed - HK$0.04 per share (2002: Nil)	14,859	-

The directors recommended the payment of a final dividend of HK$0.04 per share in respect of the year (2002: Nil).

8. **Earnings/(Loss) per share:-**

The calculation of basic and diluted earnings/(loss) per share is based on the following data:

	2003 *HK$'000*	2002 *HK$'000*
Earnings/(Loss) for the purpose of basic and diluted earnings/(loss) per share	292,078	(602,914)
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share	371,464,499	371,458,494

Loss per share for 2002 has been adjusted for the share consolidation on 15 July 2003.

The computation of diluted loss per share for 2002 does not assume the exercise of the Company's outstanding warrants because their exercise price was higher than the average market price for shares. The outstanding warrants expired and lapsed in June 2003.

9. **Profit/(Loss) from operations has been arrived at after charging:-**

	2003 *HK$'000*	2002 *HK$'000*
Depreciation and amortisation	1,461	4,049
Loss on disposal of property, plant and equipment	398	822

FINANCIAL RESULTS

Turnover of the Group for the year ended 31 December 2003 was HK$487,708,000 representing a 62.3% decrease as compared to that of the year 2002 which mainly attributed to the reduced securities trading activities in year 2003. The Group recorded a net profit attributable to shareholders of HK$292,078,000 for the year ended 31 December 2003 versus a net loss of HK$602,914,000 recorded for the year 2002. Earnings per share for the year 2003 was HK$0.79 versus a loss per share of HK$1.62 as recorded in the year 2002. As at 31 December 2003, the Group's net asset value per share was HK$2.97 (2002: HK$2.15 as adjusted for the Capital Reorganization as mentioned herein below under Section "Review of Operations").

DIVIDENDS

An interim dividend of HK$0.01 per share was paid during the year 2003 (2002: Nil). The Directors recommended the payment of a final dividend of HK$0.04 per share (2002: Nil) amounting HK$14,859,000 to shareholders whose names appear on the Register of the Members of the Company on 3 June 2004. Dividend warrants are expected to be dispatched on 30 June 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 31 May 2004 to Thursday, 3 June 2004, both days inclusive, during which no share transfer will be effected.

REVIEW OF OPERATIONS

The first half of year 2003 was extremely challenging for Star Telecom Limited ("Star Telecom"), the Group's mobile handset distribution arm in Hong Kong, due to the outbreak of SARS amid the weak buying sentiment in the consumer market resulting in a 11.3% drop in turnover to HK$98.7 million for the full year as compared with that of the year 2002. With the improvement in the consumer market in the second half of year 2003 which, together with the conclusion of new distribution rights of several trendy mobile handset products including Innostream and Kejian, and a streamlined operation and cost structure, performance of Star Telecom turned out to be encouraging in the last quarter of year 2003.

The Group's trading and investment in financial instruments has recorded a turnover of HK$387.9 million for the year ended 31 December 2003 representing a 65.2% decrease as compared with that of year 2002. As a result of the continued rally in the financial markets starting from the second quarter of year 2003, performance of the Group's investment portfolio has been satisfactory during the year under review. The Group has rationalized its investment portfolio and partially realized its long term investment in Sun Hung Kai & Co. Limited ("SHK") in the first quarter of year 2003 which generated cash proceeds of HK$63.8 million and loan note of HK$212.8 million (redeemable on or before 7 March 2008 and carrying an interest of 4% per annum) which reduced its shareholding in SHK from 17.9% to 4.6%.

Of the Group's mobile phone distribution and intelligent building operations in the People's Republic of China ("PRC", "China Operations") which had been operating at losses for consecutive years, disposal of the China Operations was completed in March 2003 resulting in a gain of about HK$41.1 million.

During the year under review and in the pursue for investment opportunity, the Group has made a voluntary conditional offer to acquire all the issued shares of Fortuna International Holdings Limited ("Fortuna", "Fortuna Share") other than those already held by the Group and its concert parties at HK$0.02 per Fortuna Share (the "Fortuna Offer") valuing the entire issued share capital of Fortuna at approximately HK$79.87 million. The Fortuna Offer has not become unconditional as to acceptance and was lapsed on 26 May 2003.

As at 1 January 2003, the Group has 1,856,666,248 warrants outstanding, which entitled the holder to subscribe in cash at a price of HK$0.30 per share in the Company, subject to adjustment, at any time from the date of issue up to 6 June 2003 (both days inclusive). During the year, 256,507 warrants had been exercised and the remaining 1,856,409,741 warrants expired and lapsed as of 6 June 2003 triggering the realization of the Warrant Reserve which resulted in a gain on expiry of warrants of HK$90.4 million.

In order to rationalize its capital structure, the Group has proposed i) a reduction in the nominal value of the then existing issued and unissued share capital of the Company ("Capital Reduction"), ii) a reduction of the share premium account of the Company and the application of such credit together with the credit arising from the Capital Reduction to set off against the accumulated losses of the Company as at 31 December 2002, iii) the consolidation of every 25 reduced shares into one new share of HK$0.01 each ("Share Consolidation") and iv) the increase in the authorized share capital of the Company from HK$12 million to HK$300 million by the creation of 28,800,000,000 new shares following the completion of the Capital Reduction and the Share Consolidation (collectively "Capital Reorganization"). The Capital Reorganization was approved by shareholders at the Extraordinary General Meeting on 15 July 2003 and the whole exercise was completed on 25 August 2003.

LIQUIDITY AND FINANCING

The Group's non-current assets comprised mainly of investment properties of approximately HK$31.6 million, property, plant and equipment of approximately HK$12.3 million and long term investments of approximately HK$388.1 million. These non-current assets were principally financed by shareholders' fund. As at the year-end date, the Group has net current assets of approximately HK$671 million.

All of the Group's borrowings are arranged on short-term basis, repayable within 1 year and secured by certain investment properties, marketable securities and bank deposits. As at the year-end date, the Group has no borrowings.

As at 31 December 2003, the Group continued to maintain an insignificant gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances) over shareholders' fund.

The Group has little foreign exchange exposure and the borrowings were mainly denominated in Hong Kong Dollars.

PLEDGE OF ASSETS

As at 31 December 2003, the Group has pledged assets with aggregate carrying value of HK$92,921,000 (2002: HK$172,121,000) to secure general loan facilities.

EMPLOYEES

The Group employed 43 (2002: 96) employees at the year-end date. Employees' cost (excluding directors' emoluments) amounted to approximately HK$10,457,000 (2002: HK$17,933,000) for the year. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system.

PROSPECTS

Performance of Star Telecom during the first quarter of year 2004 continued to be satisfactory. Currently, Star Telecom is carrying four different mobile handset brand distributorships, namely Innostream, Alcatel, Kejian and NEC for different product positions and target market segments. In particular, Star Telecom is the sole distributor of Innostream's mobile handset products in Hong Kong and Macau. Following our successful introduction and promotion to the market, Innostream, a new Korean mobile handset brand, is now one of the top ten best selling brands in the Hong Kong market. To stay competitive, Star Telecom will continue to seek for distribution rights for trendy mobile phone products and other related products, carefully devise and implement its sale, marketing and product strategies and to control its overall cost structure. Star Telecom is also in the course of identifying appropriate business partner to jointly develop and explore other potential markets for its mobile handset products, DECT phone and other related products. In view of the newly launched 3G service in the market, Star Telecom will closely monitor its development and has actively approached those 3G handset suppliers for co-operation.

To take advantage of the prevailing buoyant stock market, the Group has abled to realize its 728,000,000 shares of Tian An China Investments Company Limited ("TA") from its trading portfolio on 19 February 2004 through private placement over the market, generated a gross cash proceed of HK$218.4 million which reduced the Group's shareholding in TA from 10.9% (as at 31 December 2003) to 2.9%.

With the constant review on its cost control, business scope, investment strategies and investment portfolio, the Group believes that it is in the right track to sustain its financial performance. Equipped with strong financial position and liquidity, the Group will continue its prudent and strategic approach in identifying investment opportunities in grossly undervalued companies and businesses in Hong Kong, PRC and around the Asia Pacific region that would bring in good cash flow, earnings and/or capital appreciation to the Group.

PROPOSAL FOR AMENDMENT OF BYE-LAWS OF THE COMPANY

The Directors propose to amend the bye-laws of the Company (the "Amendment of Bye-Laws") in order to conform to the constitutional requirements with respect to listed issuers under the revised Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") effective as of 31 March 2004. Special resolutions regarding the Amendment of Bye-Laws will be proposed at the forthcoming Annual General Meeting.

A circular containing, inter alia, further information on the proposed Amendment of Bye-Laws will be dispatched to the shareholders of the Company as soon as practicable.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the year.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company had compiled throughout the year ended 31 December 2003 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that the independent non-executive directors of the Company are not appointed for specific terms but are subject to retirement by rotation in accordance with the Bye-Laws. The Company established an audit committee on 29 January 1999 with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Society of Accountants and in accordance with paragraph 14 of the Code of Best Practice.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The annual report of the Group for the year ended 31 December 2003 containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

DIRECTORS OF THE COMPANY

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Cheng Mo Chi, Moses and Mr. Lo Wai On.

By Order of the Board
Dato' Wong Peng Chong
Executive Director

Hong Kong, 16 April 2004

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 3 June 2004 at 10:00 a.m. for the following purposes:-

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2003.
2. To consider and, if thought fit, declare a final dividend.
3. To re-elect Directors and authorize the board of Directors (the "Board") to fix their remuneration.
4. To re-appoint Auditors and authorize the Board to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the necessary resolutions with or without amendments granting a general mandate to the Directors:-
   i. to repurchase securities of the Company not exceeding 10% of its issued share capital as at the date of passing of the relevant resolution;
   ii. to issue additional securities of the Company not exceeding 20% of its issued share capital as at the date of passing of the relevant resolution; and
   iii. to extend the authority under sub-paragraph (ii) above by the addition thereto of such number of securities representing the aggregate nominal amount of capital repurchased pursuant to the authority under sub-paragraph (i) above.
6. As special business, to consider and, if thought fit, pass the necessary special resolutions changing the English name of the Company to "ASIA PACIFIC CAPITAL GROUP LIMITED" and adopting "亞洲太平洋資本集團有限公司" as the Chinese name of the Company for purposes of identification, subject to the respective approvals by the companies registries in Bermuda and Hong Kong having been obtained.
7. As special business, to consider and, if thought fit, pass the necessary special resolutions amending the bye-laws of the Company (the "Bye-Law(s)") in the following manner in accordance with amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited effective as of 31 March 2004 (the "New Rules"):-
   i. Amending Bye-Law numbered 1 to update the list of definitions thereunder in accordance with the New Rules;
   ii. Amending Bye-Law numbered 76 to permit proxies to vote at general meetings on a show of hands;
   iii. Inserting a new Bye-Law numbered 76(B) to require members of the Company to abstain from voting in particular situations in accordance with the New Rules;
   iv. Amending Bye-Law numbered 81 to permit proxies to vote at general meetings on a show of hands;
   v. Amending Bye-Law numbered 84 such that instruments of proxy include, without limitation, two-way proxies to reflect the stipulations under the New Rules;
   vi. Amending Bye-Laws numbered 98(H) to 98(K) such that any material interest of a Director include those of his associate(s) as defined under and in accordance with the New Rules; and
   vii. Inserting a new Bye-Law numbered 103(B) to require notice of intention to elect and be elected as Director to be lodged with the Company within the time frame stipulated under the New Rules.

The full text of the proposed resolutions referred to above is available for inspection at the principal place of business of the Company in Hong Kong at 47/F., China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong from the date hereof to the date of the Annual General Meeting and a circular containing the same will be delivered together with a copy of this notice and the 2003 Annual Report to the registered members of the Company.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 16 April 2004

Notes:-

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorized.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.


China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*

(於百慕達註冊成立之有限公司)
(股份代號:383)
(網址:http://www.chinaonline.com.hk)

截至二零零三年十二月三十一日止年度之業績公佈
建議修訂公司細則

本集團之經審核業績

中國網絡(百慕達)有限公司(「本公司」)之董事(「董事」)謹此公佈,本公司及其附屬公司(「本集團」)截至二零零三年十二月三十一日止年度之經審核綜合業績及上年度之比較數字如下:—

	二零零三年 千港元	二零零二年 千港元
營業額 *(附註1)*	487,708	1,292,852
銷售成本	(428,844)	(1,407,528)
毛利/(虧損)	58,864	(114,676)
投資之溢利/(虧損)淨額 *(附註2)*	121,362	(404,234)
其他經營收入 *(附註3)*	19,988	18,715
分銷成本	(6,621)	(12,689)
行政支出	(28,150)	(52,530)
其他經營支出	(3,934)	(16,941)
經營業務溢利/(虧損)	161,509	(582,355)
融資成本	(545)	(603)
認股權證屆滿時所得之溢利 *(附註5)*	90,369	-
出售附屬公司之溢利 *(附註4)*	41,109	-
商譽之已確認減值虧損	-	(2,250)
出售一間聯營公司之虧損	-	(9,085)
應佔聯營公司之業績	-	(9,005)
應佔共同控制實體之業績	(28)	(119)
除稅前溢利/(虧損)	292,414	(603,417)
稅項(支出)/撥回 *(附註6)*	(336)	198
未計少數股東權益前溢利/(虧損)	292,078	(603,219)
少數股東權益	-	305
本年度溢利/(虧損)	292,078	(602,914)
股息 *(附註7)*		
中期股息—已付	3,715	-
末期股息—建議	14,859	-
	18,574	-
每股盈利/(虧損) *(附註8)*		
—基本及攤薄	0.79港元	(1.62港元)

附註:—

1. 營業額及分項資料:—

營業額

	二零零三年 千港元	二零零二年 千港元
銷售流動電話	98,775	168,241
出售上市買賣投資之收益	381,237	1,102,900
上市投資之股息收入	6,662	10,493
其他通訊產品	1,034	11,218
	487,708	1,292,852

業務分項

於營運上,本集團現時分為兩大營運業務,分別為流動電話分銷,以及證券買賣及投資。其他主要指年內其他通訊產品之銷售及所賺取之租金收入。上述兩大業務乃本集團匯報主要分項資料所依之基準。

關於此等業務之分項資料呈列如下:

截至二零零三年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
收入				
對外銷售	98,775	387,899	1,034	487,708
其他經營收入	-	7,275	3,096	10,371
	98,775	395,174	4,130	498,079
業績				
分項業績	1,301	174,471	(3,037)	172,735
未分類之其他經營收入				9,617
未分類之公司支出				(20,843)
經營業務溢利				161,509
融資成本				(545)
認股權證屆滿時所得之溢利	-	-	-	90,369
出售附屬公司之溢利	41,109	-	-	41,109
應佔共同控制實體之業績	-	-	(28)	(28)
除稅前溢利				292,414
稅項支出				(336)
本年度溢利				292,078

截至二零零二年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
收入				
對外銷售	168,241	1,113,393	11,218	1,292,852
其他經營收入	2,412	-	6,652	9,064
	170,653	1,113,393	17,870	1,301,916
業績				
分項業績	(21,015)	(537,490)	(4,925)	(563,430)
未分類之其他經營收入				10,420
未分類之公司支出				(29,345)
經營業務虧損				(582,355)
融資成本				(603)
商譽之已確認減值虧損	-	(2,250)	-	(2,250)
出售一間聯營公司之虧損	-	(9,085)	-	(9,085)
應佔聯營公司之業績	-	(9,005)	-	(9,005)
應佔共同控制實體之業績	-	-	(119)	(119)
除稅前虧損				(603,417)
稅項撥回				198
未計少數股東權益前虧損				(603,219)
少數股東權益				305
本年度虧損				(602,914)

地區分項

本集團之經營業務分佈於香港及中國內地(「中國」)。

本集團之流動電話分銷業務在香港及中國進行,而證券買賣及投資業務則在香港進行。

以下列表提供本集團按市場地區收入之分析:

	按市場地區之收入	
	二零零三年 千港元	二零零二年 千港元
香港	495,795	1,229,841
中國	2,284	72,075
	498,079	1,301,916

2. 投資之溢利/(虧損)淨額:—

	二零零三年 千港元	二零零二年 千港元
變現其他上市投資之收益	-	8,091
衍生工具之已變現虧損淨額	(14,205)	(48,167)
買賣投資之未變現溢利/(虧損)淨額	137,976	(200,017)
衍生工具之未變現虧損淨額	-	(79,958)
其他投資之已確認減值虧損 *(附註a)*	-	(86,629)
買賣投資之已確認減值虧損 *(附註b)*	(2,409)	-
企業債券之已變現收益淨額	-	2,446
	121,362	(404,234)

[illegible]

附註b: 其中一項買賣證券之上市地位已於二零零四年一月十九日取消,董事認為該項買賣投資之價值已全數減值。

3. 其他經營收入:—

	二零零三年 千港元	二零零二年 千港元

[illegible]

香港利得稅乃根據本年度之估計應課稅溢利按17.5%(二零零二年:16%)之稅率計算。

於本年度及上年度並無任何應課稅溢利,故並無在財務報表上作出香港利得稅撥備。

[illegible]

於其他司法權區產生之稅項已按有關司法權區之適用稅率計算。

7. 股息:—

	二零零三年 千港元	二零零二年 千港元
普通股:		
已付中期股息—每股0.01港元(二零零二年:無)	3,715	-
建議末期股息—每股0.04港元(二零零二年:無)	14,859	-

[illegible]

8. 每股溢利/(虧損):—

每股基本及攤薄溢利/(虧損)乃根據下列數據計算:—

	二零零三年 千港元	二零零二年 千港元
計算每股基本及攤薄溢利/(虧損)所依據之溢利/(虧損)	292,078	(602,914)
	股份數目	股份數目
計算每股基本及攤薄溢利/(虧損)所依據之普通股份加權平均數	371,464,499	371,458,494

二零零二年度之每股虧損已就二零零三年七月十五日股份合併作出調整。

在計算二零零二年度每股攤薄虧損時,由於本公司尚未行使之認股權證之行使價高於股份平均市價,因此假設本公司尚未行使之認股權證不被行使。餘下之認股權證已於二零零三年六月屆滿並且作廢。

9. 經營業務溢利/(虧損)已扣除:—

	二零零三年 千港元	二零零二年 千港元
折舊及攤銷	1,461	4,049
出售物業、廠房及設備之虧損	398	822

財務業績

本集團截至二零零三年十二月三十一日止年度之營業額為487,708,000港元,較二零零二年之營業額減少62.3%,主要因為於二零零三年度減少了證券買賣活動。本集團錄得截至二零零三年十二月三十一日止年度之股東應佔溢利淨額為292,078,000港元,相對於二零零二年同期錄得之虧損淨額為602,914,000港元。本年度之每股溢利為0.79港元,相對於二零零二年錄得之每股虧損為1.62港元。截至二零零三年十二月三十一日止,本集團之每股資產淨值為2.97港元(二零零二年:2.15港元,如下列「業務回顧」部份所述已為股本重組而作出調整。)

股息

中期股息每股0.01港元於二零零三年內已付(二零零二年:無)。董事建議向於二零零四年六月三日名列本公司股東名冊之股東派付每股0.04港元合共為14,859,000港元之末期股息(二零零二年:無)。股息預計於二零零四年六月三十日寄發。

暫停辦理股份過戶登記手續

本公司將由二零零四年五月三十一日(星期一)至二零零四年六月三日(星期四)(首尾兩日包括在內)止期間暫停辦理股份之過戶登記手續。

業務回顧

對本集團香港流動電話分銷部門星光電訊有限公司(「星光電訊」)而言,二零零三年上半年乃挑戰重重之一年。由於爆發嚴重急性呼吸系統綜合症,導致消費市道疲弱之情況下,令全年營業額較二零零二年同期下跌11.3%至98,700,000港元。消費市道於二零零三年下半年漸見起色,加上落實了Innostream及科健等多種時款流動電話產品之新分銷權,以及精簡業務運作及成本架構後,星光電訊於二零零三年第四季之業績表現令人鼓舞。

截至二零零三年十二月三十一日止年度,本集團之金融工具買賣及投資錄得營業額387,900,000港元,較二零零二年同期下跌65.2%。隨著金融市場於二零零三年第二季開始持續回升,本集團投資組合於回顧年度之表現令人滿意。本集團已合理化其投資組合及於二零零三年首季部份地變現其於新鴻基有限公司(「新鴻基」)之長期投資,帶來現金收益63,800,000港元及債款票據212,800,000港元,從而將其於新鴻基之持股量由17.9%減低至4.6%。上述債款票據可於二零零八年三月七日或之前贖回,並按年利率4厘計息。

本集團於中華人民共和國(「中國」)之流動電話分銷業務及智能大廈業務(「中國業務」)近年持續錄得虧損,本集團已於二零零三年五月完成出售中國業務,並獲得盈利約41,100,000港元。

於回顧年度內,為尋求投資機會,本集團提出一項自願有條件收購建議,按每股0.02港元之價格收購廣益國際集團有限公司(「廣益」)全部已發行股份(「廣益股份」),惟不包括本集團及其一致行動人士已持有之廣益股份(「廣益收購建議」)。根據廣益收購建議計算,廣益全部已發行股本之價值約為79,870,000港元。廣益收購建議之接納未能成為無條件,並已於二零零三年五月二十六日失效。

於二零零三年一月一日,本集團有1,856,666,248份尚未行使的認股權證,賦予持有人權利自發行日期起計至二零零三年六月六日(包括首尾兩日)止期間任何時間,按每股現金0.30港元之價格(可予以調整)認購本公司股份。年內,256,507份認股權證已獲行使,餘下1,856,409,741份認股權證則已於二零零三年六月六日屆滿及作廢,導致認股權證儲備變現,於認股權證屆滿時獲得90,400,000港元之收益。

為精簡股本架構,本集團建議i)削減本公司當時已發行及未發行之股份面值(「削減股本」);ii)削減本公司之股份溢價賬,以及將有關款項及削減股本所得之進賬抵銷本公司截至二零零二年十二月三十一日之累計虧損;iii)將每25股經削減面值之股份合併為1股每股面值0.01港元之新股份(「股份合併」);及iv)於完成削減股本及股份合併後增設28,800,000,000股新股份,將本公司之法定股本由12,000,000港元增加至300,000,000港元(統稱為「股本重組」)。股本重組獲本公司股東於二零零三年七月十五日舉行之股東特別大會通過,該項重組已於二零零三年八月二十五日完成。

流動資金及融資

本集團之非流動資產主要包括總值約31,600,000港元之投資物業、總值約12,300,000港元之物業、廠房及設備,及總值約388,100,000港元之長期投資。此等非流動資產主要由股東資金支付。於年度結算日,本集團之流動資產淨值約為671,000,000港元。

本集團所有借貸均以短期形式安排,須於一年內償還,並以若干投資物業、有價證券及銀行定期存款作抵押。於年度結算日,本集團並無任何借貸。

於二零零三年十二月三十一日,本集團繼續維持偏低之負債比率(按本集團借貸淨額(扣除現金及銀行結餘)相對股東資金之比例計算)。

本集團只承受輕微之外匯風險,而借貸主要以港元為單位。

資產抵押

於二零零三年十二月三十一日,本集團以名下賬面值合共92,921,000港元(二零零二年:172,121,000港元)之資產作為取得一般貸款融資之抵押。

僱員

於年度結算日,本集團僱用43名(二零零二年:96名)僱員。本年度之僱員成本(不包括董事酬金)約為10,457,000港元(二零零二年:17,933,000港元)。本集團確保其僱員之薪酬水平與業界相若,且在本集團之薪金及獎金制度之整體規劃下僱員之報酬均與其表現掛鈎。

展望

星光電訊於二零零四年首季之表現繼續令人滿意。目前,星光電訊持有四個不同流動電話品牌之分銷權,分別為Innostream、阿爾卡特、科健及NEC,各品牌均擁有不同之產品定位及目標市場。尤其是,星光電訊乃Innostream流動電話產品之推廣唯一分銷商。隨本公司在市場成功引進及推廣Innostream品牌流動電話後,此新進韓國流動電話品牌現已成為香港市場十個最暢銷品牌之一。為保持競爭力,星光電訊將會繼續物色時款流動電話產品及其他相關產品之分銷權,審慎策劃及推行其銷售、市場推廣及產品策略,同時控制其營運成本架構。星光電訊亦正物色合適之業務夥伴,共同為流動電話產品、DECT產品及其他相關產品開拓及發展其他有潛力之市場。鑑於第三代流動電話服務剛正式推出市場,星光電訊會密切留意市場發展,並積極接觸第三代流動電話供應商,探討合作機會。

為把握當前股市上揚之機遇,本集團於二零零四年二月十九日透過於市場進行私人配售之方式,將其買賣組合中之728,000,000股天安中國投資有限公司(「天安」)股份成功變現,帶來現金收益218,400,000港元,從而將其於天安截至二零零三年十二月三十一日之持股量由10.9%減至2.9%。

[illegible]

建議修訂本公司之公司細則

董事建議修訂本公司之公司細則(「修訂公司細則」),以配合二零零四年三月三十一日生效之經修訂香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)就上市發行人作出之法例規定。於即將舉行之股東週年大會上,本公司將會就修訂公司細則提呈特別決議案。

本公司將於實際可行情況下盡快向各股東寄發一份通函,當中載有(其中包括)建議修訂公司細則之進一步資料。

購買、出售及贖回上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

董事認為,本公司於截至二零零三年十二月三十一日止年度內已遵守上市規則附錄14所載之最佳應用守則之規定,惟本公司之獨立非執行董事並無特定委任年期,但須根據本公司之組織章程輪值告退。本公司參考香港會計師公會頒佈之「成立審核委員會之指引」及根據最佳應用守則第14段,於一九九九年一月二十九日設立審核委員會。

在聯交所網頁上刊登全年業績

本集團截至二零零三年十二月三十一日止年度之年報載有上市規則附錄16第45(1)至45(3)段所規定之全部資料,稍後將在適當時間在聯交所之網頁上刊登。

本公司董事

每股盈利／(虧損)(附註8)		
－基本及攤薄	0.79港元	(1.62港元)

附註：－

1. 營業額及分項資料：－

營業額

	二零零三年 千港元	二零零二年 千港元
銷售流動電話	98,775	168,241
出售上市買賣投資之收益	381,237	1,102,900
上市投資之股息收入	6,662	10,493
其他通訊產品	1,034	11,218
	487,708	1,292,852

業務分項

於管理上，本集團現時分為兩大營運業務，分別是流動電話分銷，以及證券買賣及投資。其他主要指中內其他通訊產品之銷售及所賺取之租金收入。上述兩大業務乃本集團匯報主要分項資料所依之基準。

關於此等業務之分項資料呈列如下：

截至二零零三年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
收入				
對外銷售	98,775	387,899	1,034	487,708
其他經營收入	-	7,275	3,096	10,371
	98,775	395,174	4,130	498,079
業績				
分項業績	1,301	174,471	(3,037)	172,735
未分攤之其他經營收入				9,617
未分攤之公司支出				(20,843)
經營業務溢利				161,509
融資成本				[illegible]
認股權證屆滿時所得之溢利	-			90,369
出售附屬公司之溢利	41,109	-	-	41,109
應佔共同控制實體之虧損	-	-	(28)	(28)
除稅前溢利				292,414
稅項支出				(336)
本年度溢利				292,078

截至二零零二年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
收入				
對外銷售	168,241	1,113,393	11,218	1,292,852
其他經營收入	2,412	-	6,652	9,064
	170,653	1,113,393	17,870	1,301,916
業績				
分項業績	(21,015)	(537,490)	(4,925)	(563,430)
未分攤之其他經營收入				10,420
未分攤之公司支出				(29,345)
經營業務虧損				(582,355)
融資成本				(603)
商譽之已確認減值虧損	-	(2,250)		(2,250)
出售一間聯營公司之虧損	-	(9,085)		(9,085)
應佔聯營公司之虧損	-	(9,005)	-	(9,005)
應佔共同控制實體之虧損	-	-	(119)	(119)
除稅前虧損				(603,417)
稅項抵免				198
未計少數股東權益前虧損				(603,219)
少數股東權益				305
本年度虧損				(602,914)

地區分項

本集團之經營業務分佈於香港及中國內地(「中國」)。

本集團之流動電話分銷業務在香港及中國進行，而證券買賣及投資業務則在香港進行。

以下列表提供本集團按市場地區收入之分析：

	按市場地區之收入 二零零三年 千港元	二零零二年 千港元
香港	495,795	1,229,841
中國	2,284	72,075
	498,079	1,301,916

2. 投資之溢利／(虧損)淨額：－

	二零零三年 千港元	二零零二年 千港元
出售其他上市投資之收益	-	8,091
衍生工具之已變現虧損淨額	(14,205)	(48,167)
買賣投資之未變現溢利／(虧損)淨額	137,976	(200,017)
衍生工具之未變現虧損淨額	-	(79,958)
其他投資之已確認減值虧損(附註a)	-	[illegible]
買賣投資之已確認減值虧損(附註b)	(2,409)	-
企業債券之已變現收益淨額	-	2,446
	121,362	(404,234)

[illegible]

附註b：其中一項買賣證券之上市地位已於二零零四年一月十九日取消，董事認為該項買賣投資之價值已全數減值。

3. 其他經營收入：－

	二零零三年 千港元	二零零二年 千港元
利息收入：		
－債務證券	7,275	-
－銀行	479	1,351
－應收貸款	2,206	63
－其他	143	496
	10,103	1,910
訴訟賠償(附註)	4,941	-
經營租約物業扣除開支253,000港元(二零零二年：162,000港元)之租金收入	3,096	6,308
服務收入	-	2,412
維修收入	-	344
撥回長期未付之債項	-	5,166
其他	1,848	2,575
	19,988	18,715

附註：當中包括一項4,778,000港元之賠償，作為解決訴訟關於前僱員之不恰當行為而造成之損失。

4. 出售附屬公司之溢利：－

在二零零三年三月，Fulltime Profit Limited(本公司之一間間接全資附屬公司)及其附屬公司(「Fulltime Group」)，於中國之流動電話分銷業務及智能大廈系統組成項目(統稱「中國業務」)已以代價港幣1元出售予一位獨立第三方人士，出售已於二零零三年三月二十九日完成及於當日將中國業務之控制權移交給收購者。

中國業務於二零零三年一月一日至二零零三年三月二十九日期內之業績(已包括在綜合收益表內)如下：

	二零零三年一月一日至二零零三年三月二十九日 千港元	二零零二年一月一日至二零零二年十二月三十一日 千港元
營業額	1,062	68,115
其他經營收入	-	3,456
經營成本	(2,034)	(100,309)
融資成本	-	(430)
應佔一間共同控制實體之虧損	(28)	(119)
本期間／年度虧損	(1,000)	(29,287)

於本年度，中國業務並未為本集團業績之現金流量作出重大之貢獻。

於二零零二年十二月三十一日止年度，中國業務為本集團之經營現金流量淨額流出11,000,000港元，投資業務已收為500,000港元，融資業務已付27,000,000港元。

出售中國業務產生溢利41,109,000港元，此筆款項相當於出售所得款項與Fulltime Group於出售日期負債淨額之賬面值，應佔商譽及匯兌儲備。上述交易並無產生稅項支出或抵免。

5. 認股權證屆滿時所得之溢利：－

於二零零三年十二月三十一日止年度，本公司按於二零零零年五月十五日每持有五股普通股獲發一份認股權證之基準發行價值557,006,000港元之1,856,666,098份認股權證，每份作價0.05港元。每份認股權證之持有人有權由發行日期起至二零零三年六月六日(首尾兩日包括在內)止期間隨時以現金按每股0.30港元(可予以調整)之價格認購本公司之普通股一股。

於本年度，256,507份認股權證已獲行使以行使價每股0.3港元認購本公司256,507股普通股，而餘下尚未行使之1,856,409,741份認股權證已於二零零三年六月六日屆滿並具作廢，因此，認股權證儲備90,369,000港元撥回至綜合收益表。

6. 稅項(支出)／抵免：－

	二零零三年 千港元	二零零二年 千港元
本年期稅項：		
於中國之所得稅	(104)	-
於前年度撥備不足		
香港	(3)	-
中國	(229)	-
	(336)	-
應佔聯營公司之稅項	-	198
	(336)	198

＊ 中文名稱僅供識別

主要因為於二零零三年減少了證券買賣活動。本集團錄得截至二零零三年十二月三十一日止年度股東應佔溢利淨額為292,078,000港元，相對於二零零二年同期錄得之虧損淨額為602,914,000港元。本年度之每股盈利為0.79港元，相對於二零零二年錄得之每股虧損為1.62港元。截至二零零三年十二月三十一日止，本集團之每股資產淨值為2.97港元(二零零二年：2.15港元，如下列「業務回顧」部份所述已為股本重組而作出調整。)

股息

中期股息每股0.01港元於二零零三年內已付(二零零二年：無)。董事建議向於二零零四年六月三日名列本公司股東名冊之股東派付每股0.04港元合共為14,859,000港元之末期股息(二零零二年：無)。股息擬預計於二零零四年六月三十日寄發。

暫停辦理股份過戶登記手續

本公司將由二零零四年五月三十一日(星期一)至二零零四年六月三日(星期四)(首尾兩日包括在內)止期間暫停辦理股份之過戶登記手續。

業務回顧

對本集團香港流動電話分銷部門盈光電訊有限公司(「盈光電訊」)而言，二零零三年上半年乃挑戰重重之一年，由於嚴重急性呼吸系統綜合症，導致消費市道疲弱之情況下，令全年營業額較二零零二年同期下跌11.3%至98,700,000港元。消費市道於二零零三年下半年漸見起色，加上落實了Innostream及科健等多種時款流動電話產品之新分銷權，以及精簡業務運作及成本架構後，盈光電訊於二零零三年第四季之業績表現令人鼓舞。

截至二零零三年十二月三十一日止年度，本集團之金融工具買賣及投資錄得營業額387,900,000港元，較二零零二年同期下跌65.2%。隨著金融市場於二零零三年第二季開始持續回升，本集團投資組合於回顧年度之表現令人滿意。本集團已合理化其投資組合及於二零零三年首季部份地變現其於新鴻基有限公司(「新鴻基」)之長期投資，帶來現金收益63,800,000港元及債款票據212,800,000港元，從而將其於新鴻基之持股量由17.9%減低至4.6%。上述債款票據可於二零零八年三月七日或之前贖回，並按年利率4厘計息。

本集團於中華人民共和國(「中國」)之流動電話分銷業務及智能大廈業務(「中國業務」)近年持續錄得虧損，本集團已於二零零三年三月完成出售中國業務，並獲得盈利約41,100,000港元。

[illegible]

於二零零三年一月一日，本集團有1,856,666,248份尚未行使的認股權證，賦予持有人權利自發行日期起計至二零零三年六月六日(包括首尾兩日)止期間任何時間，按每股現金0.30港元之價格(可予以調整)認購本公司股份。年內，256,507份認股權證已獲行使，餘下1,856,409,741份認股權證則已於二零零三年六月六日屆滿及作廢，導致認股權證儲備變現，於認股權證屆滿時獲得90,400,000港元之收益。

為精簡股本架構，本集團建議i)削減本公司當時已發行及未發行之股份面值(「削減股本」)；ii)削減本公司之股份溢價賬，以及將有關款項及削減股本所得之進賬抵銷本公司截至二零零二年十二月三十一日之累計虧損；iii)將每25股經削減面值之股份合併為1股每股面值0.01港元之新股份(「股份合併」)；及iv)於完成削減股本及股份合併後增設28,800,000,000股新股份，將本公司之法定股本由12,000,000港元增加至300,000,000港元(統稱為「股本重組」)。股本重組獲本公司股東於二零零三年七月十五日舉行之股東特別大會通過，該項重組已於二零零三年八月二十五日完成。

流動資金及融資

本集團之非流動資產主要包括總值約31,600,000港元之投資物業，總值約12,300,000港元之物業、廠房及設備，及總值約388,100,000港元之長期投資。此等非流動資產主要由股東資金支付。於年度結算日，本集團之流動資產淨值約為671,000,000港元。

本集團所有借貸均以短期形式安排，須於一年內償還，並以若干投資物業、有價證券及銀行定期存款作抵押。於年度結算日，本集團並無任何借貸。

於二零零三年十二月三十一日，本集團繼續維持偏低之負債比率(按本集團借貸淨額(扣除現金及銀行結餘)相對股東資金之比例計算)。

本集團只承受輕微之外匯風險，而借貸主要以港元為單位。

資產抵押

於二零零三年十二月三十一日，本集團以名下賬面值合共92,921,000港元(二零零二年：172,121,000港元)之資產作為取得一般貸款融資之抵押。

僱員

於年度結算日，本集團僱用43名(二零零二年：96名)僱員。本年度之僱員成本(不包括董事酬金)約為10,457,000港元(二零零二年：17,933,000港元)。本集團確保其僱員之薪酬水平與業界相若，且在本集團之薪金及獎金制度之整體規劃下僱員之報酬均與其表現掛鉤。

展望

盈光電訊於二零零四年首季之表現繼續令人滿意。目前，盈光電訊持有四個不同流動電話品牌之分銷權，分別為Innostream、阿爾卡特、科健及NEC，各品牌均擁有不同之產品定位及目標市場。尤其是，盈光電訊乃Innostream流動電話產品之港澳唯一分銷商。經本公司在市場成功引進及推廣Innostream品牌流動電話後，此新進韓國流動電話品牌現已成為香港市場十個最暢銷品牌之一。為保持競爭力，盈光電訊將會繼續物色時款流動電話產品及其他相關產品之分銷權，密切留意及推行其銷售、市場推廣及產品策略，同時控制其經營成本架構。盈光電訊亦正物色合適之業務夥伴，共同為流動電話產品、DECT產品及其他相關產品開拓及發展其他有潛力之市場。隨著第三代流動電話服務將正式推出市場，盈光電訊會密切留意市場發展，並積極接觸第三代流動電話供應商，探討合作機會。

為把握當前股市上揚之機遇，本集團於二零零四年二月十九日透過於市場進行私人配售之方式，將其買賣組合中之728,000,000股天安中國投資有限公司(「天安」)股份成功變現，帶來現金收益218,400,000港元，從而將其於天安截至二零零三年十二月三十一日之持股量由10.9%減至2.9%。

憑藉定期檢討其成本控制、業務範疇、投資策略及投資組合，相信本集團處於可持續其穩健財務表現之正軌。有利其強健之財務狀況及現金流量，本集團將繼續貫徹其審慎及策略性之方針，物色機會投資中港兩地及亞太區鄰近地方估值嚴重偏低之公司及業務，務求可為本集團帶來穩厚之現金流量、盈利及／或資本升值之投資機會。

建議修訂本公司之公司細則

董事建議修訂本公司之公司細則(「修訂公司細則」)，以配合二零零四年三月三十一日生效之經修訂香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)就上市發行人作出之法例規定。於即將舉行之股東週年大會上，本公司將會就修訂公司細則提呈特別決議案。

本公司將於實際可行情況下盡快向各股東寄發一份通函，當中載有(其中包括)建議修訂公司細則之進一步資料。

購買、出售及贖回上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

董事認為，本公司於截至二零零三年十二月三十一日止年度內已遵守上市規則附錄14所載之最佳應用守則之規定，惟本公司之獨立非執行董事並無特定委任年期，但須根據本公司之組織章程輪值告退。本公司參考香港會計師公會頒佈之「成立審核委員會之指引」及根據最佳應用守則第14段，於一九九九年一月二十九日設立審核委員會。

在聯交所網頁上刊登全年業績

本集團截至二零零三年十二月三十一日止年度之年報載有上市規則附錄16第45(1)至45(3)段所規定之全部資料，稍後將在適當時間在聯交所之網頁上刊登。

本公司董事

於本公佈日期，本公司之執行董事為駱鳳琪女士、王炳忠資督及伍木賢先生，而本公司之獨立非執行董事為鄧嘉想先生及勞傑俊先生。

承董事會命
執行董事
王炳忠資督

香港，二零零四年四月十六日

股東週年大會通告

[illegible]

1. 省覽及考慮截至二零零三年十二月三十一日止年度之經審核財務報告與董事會報告書及核數師報告書。
2. 考慮並宣佈派發末期股息。
3. 重選董事並授權董事會(「董事會」)釐定其酬金。
4. 重新委聘核數師並授權董事會釐定其酬金。
5. 作為特別事項，考慮並酌情通過所附決議案(不論有否修訂)，授予董事一般授權：－
   - i. 以購回不超過有關決議案獲通過當日本公司已發行股本10%之證券；
   - ii. 以發行不超過有關決議案獲通過當日本公司已發行股本20%之額外證券；及
   - iii. 以擴大上文(ii)項之授權，方式為在當中加入相當於根據上文(i)項授權所購回股本面值總數之證券數目。
6. 作為特別事項，考慮並酌情通過所需特別決議案，將本公司之英文名稱更改為「ASIA PACIFIC CAPITAL GROUP LIMITED」，並採納「亞洲太平洋資本集團有限公司」作為本公司之中文名稱，以資識別，惟仍須待分別取得百慕達及香港之公司註冊處批准後，方可作實。
7. 作為特別事項，考慮並酌情通過所需特別決議案，按照二零零四年三月三十一日生效之香港聯合交易所有限公司證券上市規則修訂(「新規則」)之修訂，以下列方式修訂本公司之公司細則(「公司細則」)：－
   - i. 修訂公司細則第1條，按照新規則更新第1條當中之釋義；
   - ii. 修訂公司細則第76條，批准受委代表於股東大會上以舉手表決方式投票；
   - iii. 加插新公司細則第76(B)條，規定本公司股東須按照新規則之規定於特定情況下放棄投票；
   - iv. 修訂公司細則第81條，批准受委代表於股東大會上以舉手表決方式投票；
   - v. 修訂公司細則第84條，致使代表委任文據包括(但不限於)並由受委代表，以反映新規則項下之規定；
   - vi. 修訂公司細則第98(H)至第98(K)條，致使董事(包括其聯繫人士(定義見新規則))之任何重大權益須按照新規則之規定；及
   - vii. 加插新公司細則第103(B)條，規定有意推選及發佈提出任董事之通知，需根據新規則規定之期限內交回本公司。

上述將提呈決議案之全文於本公佈發表日期起至股東週年大會舉行日期止，在本公司之香港主要營業地點香港灣仔港灣道333號中國網絡中心47樓可供查閱，載有決議案全文之通函亦會連同本通告及二零零三年年報一同寄發予本公司註冊股東。

承董事會命
公司秘書
馮輔文

香港，二零零四年四月十六日

附註：－

(i) 凡有權出席本公司大會或本公司任何類別股份持有人大會及投票之本公司股東，均有權委任他人為其代表，代其出席及投票。受委代表毋須為本公司股東。股東可委任超過一位代表出席同一大會。

(ii) 委任代表之文件須由委任人或經委任人以書面正式授權之授權人親筆簽署。如委任人為公司，則須加蓋公司印鑑或由公司負責人或其他正式授權之授權人親筆簽署。

(iii) 委任代表之文件連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本，最遲須於有關文件人士擬投票之大會或續會之指定舉行時間四十八小時前，送達本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

THE STANDARD DATE : 19.04.2004

RECEIVED
2004 MAY 18 A 10: 13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 383)
(website: http://www.chinaonline.com.hk)

PROPOSED CHANGE OF COMPANY NAME

The directors of the Company announce that they intend to propose the relevant resolutions for the change of name of the Company at its forthcoming annual general meeting.

The directors of China Online (Bermuda) Limited (the "Company") propose to change the name of the Company to "ASIA PACIFIC CAPITAL GROUP LIMITED" (the "**Change of Name**") and to adopt the Chinese name of "亞洲太平洋資本集團有限公司" (the "**Adoption of Chinese Name**") for identification purpose upon the Change of Name becoming effective. The Company is an investment holding company and through its subsidiaries engages in the sale and distribution of telecommunication and information technology products and equipment, securities trading and investment and strategic investment. The directors of the Company consider that the new name will better reflect the diversified nature of the principal activities of the Company and its subsidiaries.

Special resolutions will be proposed at the forthcoming annual general meeting of the Company regarding the Change of Name and the Adoption of Chinese Name which, if passed, will only be effective subject to the respective approvals by the companies registries in Bermuda and Hong Kong having been obtained.

A circular containing, inter alia, further information on the proposed Change of Name and Adoption of Chinese Name will be dispatched to the shareholders of the Company as soon as practicable.

DIRECTORS OF THE COMPANY

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Cheng Mo Chi, Moses and Mr. Lo Wai On.

By order of the directors of the Company
Dato' Wong Peng Chong
Executive Director

Hong Kong, 16 April 2004

香港經濟日報　日期：19.04.2004

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*
(於百慕達註冊成立之有限公司)
(股份代號：383)
(網址：http://www.chinaonline.com.hk)

建議更改公司名稱

本公司董事公佈，彼等擬於即將舉行之股東週年大會上提呈有關更改本公司名稱之決議案。

中國網絡(百慕達)有限公司(「本公司」)之董事建議將本公司之名稱更改為「ASIA PACIFIC CAPITAL GROUP LIMITED」(「更改名稱」)，並待更改名稱生效後採納「亞洲太平洋資本集團有限公司」作為中文名稱(「採納中文名稱」)以資識別。本公司為一間投資控股公司，透過其附屬公司從事銷售及經銷電訊及資訊科技產品及設備、證券買賣及投資，以及策略性投資等業務。本公司董事認為，新名稱更能反映本公司及其附屬公司之主要業務多元化之性質。

於即將舉行之本公司股東週年大會上，本公司將會就更改名稱及採納中文名稱提呈特別決議案，如獲通過，仍須待分別取得百慕達及香港之公司註冊處批准後，方可作實。

本公司將於實際可行情況下盡快向本公司股東寄發一份通函，當中載有(其中包括)建議更改名稱及採納中文名稱之進一步資料。

本公司董事

於本公佈日期，本公司之執行董事為莊淑婉女士、王炳忠拿督及江木賢先生，而本公司之獨立非執行董事為鄭嘉智先生及勞偉安先生。

承本公司董事命
執行董事
王炳忠拿督

香港，二零零四年四月十六日

* *僅供識別*

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional advisers.

If you have sold all your shares in **CHINA ONLINE (BERMUDA) LIMITED** (the "**Company**"), you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.


China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 383)
(website: http://www.chinaonline.com.hk)

RECEIVED
2004 MAY 18 A 10:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Executive Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent non-executive Directors:
Mr. Cheng Mo Chi, Moses
Mr. Lo Wai On

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head office and principal place of business in Hong Kong:
47th Floor
China Online Centre
333 Lockhart Road
Wan Chai
Hong Kong

30 April 2004

To shareholders of the Company

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE AND ISSUE SECURITIES PROPOSED CHANGE OF NAME AND AMENDMENT OF BYE-LAWS OF THE COMPANY

1. INTRODUCTION

The purpose of this document is to provide shareholders of the Company (the "**Shareholder(s)**") with information regarding the resolutions to be proposed at an annual general meeting of the Company to be held on 3 June 2004 (the "**Annual General Meeting**").

2. GENERAL MANDATES FOR THE REPURCHASE AND ISSUE BY THE COMPANY OF ITS SECURITIES

At the special general meeting of the Company held on 14 July 2003, a general mandate was given to the directors of the Company (the "**Director(s)**") to exercise the powers of the Company to repurchase its securities. Such mandate will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution to give a fresh general mandate to the Directors to exercise the powers of the Company to repurchase, for a term and in the terms as stated in the said ordinary resolution, shares of HK$0.01 each of the Company (the "**Shares**") in and up to a maximum of 10% of the issued share capital of the Company at the date of such ordinary resolution (the "**Repurchase Mandate**").

An explanatory statement, as required under the relevant rules set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") (the "**Listing Rules**") regarding the repurchase by companies with primary listings on the Stock Exchange of their own securities to provide the requisite information on the Repurchase Mandate, is set out in Appendix I hereto.

In addition to the ordinary resolution regarding the Repurchase Mandate, two other ordinary resolutions will also be proposed at the Annual General Meeting, one of which purports to grant to the Directors a general mandate to allot, issue and deal with additional Shares not exceeding 20% of the issued share capital of the Company at the date of passing of such resolution (the "**Issue Mandate**"); and another which purports to extend the limit under such Issue Mandate if granted to the Directors by the number of Shares representing the aggregate nominal amount of the Shares in the capital of the Company repurchased by the Company under the Repurchase Mandate (the "**Extension Mandate**").

3. PROPOSED CHANGE OF COMPANY NAME

The Directors propose to change the name of the Company to "ASIA PACIFIC CAPITAL GROUP LIMITED" (the "**Change of Name**") and to adopt a Chinese name of "亞洲太平洋資本集團有限公司" (the "**Adoption of Chinese Name**") for identification purposes upon the Change of Name becoming effective. The Company is an investment holding company and through its subsidiaries (together, the "**Group**") engages in the sale and distribution of telecommunication and information technology products and equipment, securities trading and investment and strategic investment. The Directors consider that the proposed new name will better reflect the diversified nature of the principal activities of the Group.

A special resolution will be proposed at the Annual General Meeting regarding the Change of Name and the Adoption of Chinese Name which, if passed, will only be effective subject to the respective approvals by the companies registries in Bermuda and Hong Kong having been obtained.

The proposed Change of Name and Adoption of Chinese Name will not affect any of the rights of any Shareholder. All existing share certificates in issue bearing the existing name of the Company will, in the event of the Change of Name and the Adoption of Chinese Name becoming effective, continue to be valid evidence of title to the Shares and will be valid for trading, settlement and delivery purposes in respect of the same number of Shares in the proposed new name of the Company.

Further announcement will be made by the Company upon the Change of Name and Adoption of Chinese Name becoming effective.

4. PROPOSED AMENDMENT OF BYE-LAWS

The Directors propose that a special resolution to amend the bye-laws of the Company (the "**Bye-Laws**") will be proposed at the Annual General Meeting proposing a number of changes (the "**Amendment of Bye-Laws**") in order to conform to the constitutional requirements with respect to listed issuers under the revised Listing Rules effective as of 31 March 2004.

5. THE ANNUAL GENERAL MEETING

The contents of the ordinary resolutions and the special resolutions to be proposed at the Annual General Meeting are set out in full in Appendix II hereof.

A form of proxy for use at the Annual General Meeting is enclosed with the 2003 Annual Report of the Company. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the proxy form and return it to the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The completion and return of a proxy form will not preclude a Shareholder from attending the Annual General Meeting and voting in person.

As the one Director due to retire at the Annual General Meeting, Mr. Cheng Mo Chi, Moses, will not be offering himself for re-election thereat, no resolution is currently expected to be proposed at the Annual General Meeting regarding the re-election of Directors.

Under the Bye-Laws, any resolution put to the vote at a general meeting of the Company shall be decided on a show of hands, unless voting by poll has been demanded before or on the declaration of the result of the show of hands or on the withdrawal of an another demand for a poll to be taken.

Under the Bye-Laws, a poll may be properly demanded at a general meeting of the Company in one of the following manners:–

(i) by the chairman of the meeting; or

(ii) by at least three (3) Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth (1/10) of the total voting rights of all the Shareholders entitled to vote at the meeting; or

(iv) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring the right to vote at the meeting being Shares on which an aggregate sum of not less than one-tenth (1/10) of the total sum paid up on all Shares conferring such right has been paid up.

Under the Listing Rules, the Stock Exchange will require any Shareholder and his associates, being Shareholders themselves, to abstain from voting at any general meeting of the Company on any relevant resolution if such Shareholder has a material interest in the same. Where any Shareholder is required to abstain from voting on a particular resolution, any vote taken at the general meeting of the Company on such resolution shall be taken on a poll.

6. RECOMMENDATION

The Directors believe that the ordinary resolutions for the Repurchase Mandate, Issue Mandate and Extension Mandate and the special resolutions for the Change of Name, the Adoption of Chinese Name and the Amendment of Bye-Laws are all in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that you vote in favour of all the aforesaid proposed resolutions, the full text of which is set out in Appendix II hereof for your attention.

Should there be any inconsistencies between the English text and the Chinese text of this circular, the English text of this circular will prevail over the Chinese text.

By Order of the Board
Dato' Wong Peng Chong
Executive Director

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate.

1. SHARE CAPITAL

As at 26 April 2004 (the latest practicable date prior to the printing of this document, the "**Latest Practicable Date**"), the issued share capital of the Company comprised 371,468,753 Shares.

Subject to the passing and pursuant to the terms of the ordinary resolution regarding the Repurchase Mandate and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting to be held on 3 June 2004, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 37,146,875 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its Shareholders as a whole. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets value and/or earnings per Share and will only be made when the Directors believe that such repurchase will benefit the Company and its Shareholders as a whole.

3. FUNDING OF REPURCHASE AND MATERIAL ADVERSE IMPACT

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and Bye-Laws and the laws of Bermuda. Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the profits that would otherwise be available for dividend or the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the profits that would otherwise be available for dividend or out of the share premium or contributed surplus accounts of the Company.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in its annual report for the year ended 31 December 2003 in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARES PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during the current month and each of the previous twelve months before the printing of this document were as follows:–

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
April 2003	0.675	0.450
May 2003	0.725	0.450
June 2003	0.575	0.450
July 2003	0.620	0.435
August 2003	0.660	0.460
September 2003	1.620	0.520
October 2003	1.520	1.100
November 2003	1.300	0.950
December 2003	1.100	0.960
January 2004	1.310	0.960
February 2004	1.460	1.200
March 2004	1.360	1.080
April 2004 (up to the Latest Practicable Date)	1.340	1.030

5. UNDERTAKING AND EFFECT OF REPURCHASE

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate and in accordance with the Listing Rules and the laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates as defined in the Listing Rules, have any present intention to sell any securities of the Company to the Company or its subsidiaries under the Repurchase Mandate if such is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell securities of the Company to the Company or its subsidiaries or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

If a Shareholder's proportionate interest in the voting rights of the Company increases upon exercise of the powers to repurchase securities of the Company pursuant to the Repurchase Mandate, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "**Takeovers Code**"). As a result, a Shareholder or group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory general offer for all Shares in issue at the time in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Ms. Chong Sok Un ("**Ms. Chong**") beneficially held 105,248,000 Shares (Note), representing approximately 28.33% of the then issued share capital of the Company. To the best knowledge of the Company, no other person, together with any associates thereof, was beneficially interested in Shares representing 10% or more of the entire issued share capital of the Company as at the Latest Practicable Date.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Repurchase Mandate then (if the present Shareholders' interests in Shares remained the same) the attributable shareholding of Ms. Chong in the Company would be increased to approximately 31.48% of the issued share capital of the Company. Such increase will give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. However, the Directors have no current intention to exercise the Repurchase Mandate to such an extent as would give rise to this obligation. In any event, the Repurchase Mandate will be exercised only if the number of Shares held by the public would not fall below 25%.

Note: The 105,248,000 Shares are held by Vigor Online Offshore Limited, a 67.7% owned subsidiary of China Spirit Limited in which Ms. Chong maintains a beneficial interest of 100%.

6. SECURITIES REPURCHASE MADE BY THE COMPANY

The Company has not purchased any of its securities (whether on the Stock Exchange or not) in the six months preceding the date of this document.

The following is the full text of the resolutions to be proposed at the Annual General Meeting of the Company to be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 3 June 2004 at 10:00 a.m.:–

ORDINARY RESOLUTIONS

As ordinary business, to consider and, if thought fit, pass with or without amendments the following as ordinary resolutions of the Company:–

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2003.

2. To consider and, if thought fit, declare a final dividend.

3. To re-elect Directors and authorise the board of Directors (the "**Board**") to fix their remuneration.

4. To re-appoint Auditors and authorise the Board to fix their remuneration.

As special business, to consider and, if through fit, pass with or without amendments the following as ordinary resolutions of the Company:–

5. (i) "**THAT**:–

    (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company through the facilities of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or of another exchange recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent. (10%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the approval in paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the laws of Bermuda to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) "**THAT**:–

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company or securities convertible into such shares or options, warrants or other rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital to be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a

Rights Issue, (ii) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time, (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed twenty per cent. (20%) of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution, and the said approval in paragraph (a) above shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the laws of Bermuda or the Company's Bye-Laws to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

(iii) "**THAT** conditional upon the passing of Ordinary Resolutions Nos. 5(i) and 5(ii) above, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution No. 5(ii) above be and is hereby extended by the addition thereto of an amount

representing the aggregate nominal amount of share capital of the Company repurchased by the Company under the authority granted pursuant to the Ordinary Resolution No. 5(i) above, provided that such amount shall not exceed ten per cent. (10%) of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution."

SPECIAL RESOLUTIONS

As special business, to consider and, if thought fit, pass the following as special resolutions of the Company:–

6. "**THAT**:–

(a) subject to the approval of the Companies Registry in Bermuda being obtained, the name of the Company be changed to "ASIA PACIFIC CAPITAL GROUP LIMITED" to take effect from the date of such approval; and

(b) subject to the approval of the Registrar of Companies in Hong Kong being obtained and upon the change of name of the Company referred to in the foregoing paragraph becoming effective, "亞洲太平洋資本集團有限公司" be adopted as the Chinese name of the Company for the purposes of identification and registration with the Registrar of Companies in Hong Kong."

7. "**THAT** the bye-laws of the Company as existing and previously in force immediately prior to the passing of this resolution (the "**Existing Bye-Law(s)**") be amended in the following manner:

(i) by re-numbering the Existing Bye-Law 76 as Bye-Law 76(A) and substituting thereof the following wording:

"76. (A) Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who is present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for every share of which he is the holder which is fully paid up or credited as fully paid up (but so that no amount paid up or credited as paid up on a share in advance

of calls or instalments shall be treated for the purposes of this Bye-Law as paid up on the share). On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way."

(ii) by inserting the following wording as a new Bye-Law 76(B) immediately following Bye-Law 76(A):

"76. (B) Where any member of the Company is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited upon which the shares of the Company are listed, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement shall not be counted."

(iii) by deleting the Existing Bye-Law 81 and substituting thereof the following wording:

"81. Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. Votes may be given either personally (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a member of the Company. A member who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. In addition, a proxy or proxies representing either an individual member or a member which is a corporation, shall be entitled to exercise the same powers on behalf of the member which he or they represent as such member could exercise, including the right to vote individually on a show of hands."

(iv) by deleting the Existing Bye-Law 84 and substituting thereof the following wording:

"84. Every instrument of proxy, whether for a specified meeting or otherwise, shall be in such form as the Board may from time to time approve including but not limited to two-way proxies.

(v) by deleting the Existing Bye-Law 98(H) and substituting thereof the following wording:

"(H) Save as otherwise provided by these Bye-Laws, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or proposal in which he or any of his associate(s) is/are materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to any of the following matters namely:–

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme involving the issue or grant of options over shares or other securities by the Company under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company."

(vi) by deleting the Existing Bye-Law 98(I) and substituting thereof the following wording:

"98. (I) A company shall be deemed to be a company in which a Director together with any of his associate(s) own(s) 5 per cent. or more if and so long as (but only if and so long as) he together with any of his associate(s) (either directly or indirectly) is/are the holder(s) of or beneficially interested in 5 per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associate(s) is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which neither he nor any of them have any beneficial interest,

any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder."

(vii) by deleting the Existing Bye-Law 98(J), renumbering the Existing Bye-Law 98(L) as Bye-Law 98(K) and substituting the contents of the Existing Bye-Law 98(K) thereof with the following wording:

"98. (J) If any questions shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or any of his associate(s) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director or any of his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any questions as aforesaid shall arise in respect of the chairman of the meeting or any of his associates such question shall be decided by a resolution of the Board (for which purpose such chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman or any of his associates as known to such chairman, has not been fairly disclosed to the Board."

(viii) by re-numbering the Existing Bye-Law 103 as Bye-Law 103(A) and by inserting the following as a new Bye-Law 103(B) immediately thereafter:

"103. (B) The period for lodgment of the notices referred to in Bye-Law 103(A) will commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting."

(ix) (a) by deleting the existing definition of "associates" under Bye-Law 1 and substituting thereof the following wording:

""associate(s)" shall, in relation to Director(s), have the meaning from time to time ascribed to it under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited upon which the shares of the Company are listed.";

(b) by deleting the term "Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)" in the existing definition of "recognised clearing house" under the Bye-Law 87(B) and substituting thereof the following wording "Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)".

(x) subject to and conditional on the aforesaid amendments regarding Bye-Laws 76(A) and 81 being duly adopted that subsections (ii) and (iii) under Bye-Law 182 be and are hereby deleted;

AND THAT any Director be and is hereby authorised generally to do or execute for and on behalf of the Company all such acts, deeds and things incidental to or in connection with the implementation of aforesaid amendments, as he may deem necessary, desirable or appropriate."


China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 383)

RECEIVED
2004 MAY 18 A 10: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting of the Company will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 3 June 2004 at 10:20 a.m. (or at the soonest time thereafter as the Annual General Meeting of the Company convened on the same date and place shall have been concluded or adjourned).

WHEREAS the Notice of the Annual General Meeting of the Company dated 16 April 2004 has provided as an item of special business a Special Resolution No. 6 which details the proposal to change the English name of the Company to "ASIA PACIFIC CAPITAL GROUP LIMITED" and adopt "亞洲太平洋資本集團有限公司" as its Chinese name for identification purposes.

The directors of the Company consider that the proposed new names of "COL CAPITAL LIMITED" and "中國網絡資本有限公司" will more appropriately reflect the identity and the diversified nature of businesses of the Company and its subsidiaries and therefore, it is proposed that the Special Resolution No. 6 as proposed at the Annual General Meeting be adjourned sine die and accordingly the Special General Meeting is convened to consider and, if thought fit, pass the following as special resolution of the Company:–

"**THAT**:–

(a) subject to the approval of the Companies Registry in Bermuda being obtained, the name of the Company be changed to "COL CAPITAL LIMITED" to take effect from the date of such approval; and

(b) subject to the approval of the Registrar of Companies in Hong Kong being obtained and upon the change of name of the Company referred to in the foregoing paragraph becoming effective, "中國網絡資本有限公司" be adopted as the Chinese name of the Company for the purposes of identification and registration with the Registrar of Companies in Hong Kong."

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 11 May 2004

Notes:–

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

此乃要件　請即處理

閣下如對本文件或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下CHINA ONLINE (BERMUDA) LIMITED（中國網絡（百慕達）有限公司）＊（「**本公司**」）股份全部**售出**，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


China Online (Bermuda) Limited
(中國網絡（百慕達）有限公司) *

（於百慕達註冊成立之有限公司）
（股份代號：383）
（網址：http://www.chinaonline.com.hk）

執行董事：
莊淑涴女士 *（主席）*
王炳忠拿督
江木賢先生

獨立非執行董事：
鄭慕智先生
勞偉安先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港之總辦事處及主要營業地點：
香港
灣仔
駱克道333號
中國網絡中心
47樓

敬啟者：

購回與發行證券之一般授權
建議更改本公司之名稱
及修訂本公司之公司細則

1. 緒言

本文件之目的乃向本公司股東（「**股東**」）提供將於二零零四年六月三日舉行之本公司股東週年大會（「**股東週年大會**」）上提呈之決議案資料。

* *中文名稱僅供識別*

2. 本公司購回及發行本身證券之一般授權

本公司於二零零三年七月十四日舉行之股東特別大會上授予本公司董事(「**董事**」)一般授權,以行使本公司權力購回其證券。此授權將於股東週年大會結束時失效。

本公司將提呈一項普通決議案,以便重新授予董事一般授權,按上述普通決議案所述之期限及方式行使本公司之權力,購回每股面值0.01港元之本公司股份(「**股份**」),最多達上述普通決議案獲通過之日本公司已發行股本10%(「**購回授權**」)。

本文件附錄一載有說明函件,乃遵照香港聯合交易所有限公司(「**聯交所**」)證券上市規則(「**上市規則**」)之有關規則而編製,該規則用於監管在聯交所具有第一上市地位之公司在聯交所購回其本身證券,並向　閣下提供有關購回授權之必要資料。

除有關購回授權之普通決議案外,於股東週年大會上將另外提呈兩項普通決議案,其中一項乃授予董事一般授權,可配發、發行及處理不超過該決議案獲通過之日本公司已發行股本20%之額外股份(「**發行授權**」),而另一項乃擴大上述授予董事之發行授權,即增加本公司根據購回授權所購回本公司股本之股份面值總額之股份數目(「**擴大授權**」)。

3. 建議更改公司名稱

董事建議將本公司之名稱更改為「ASIA PACIFIC CAPITAL GROUP LIMITED」(「**更改名稱**」),並待更改名稱生效後採納「亞洲太平洋資本集團有限公司」作為中文名稱(「**採納中文名稱**」)以資識別。本公司為一間投資控股公司,透過其附屬公司(統稱「**本集團**」)從事銷售及經銷電訊及資訊科技產品及設備、證券買賣及投資,以及策略性投資等業務。董事認為,建議之新名稱更能反映本集團主要業務多元化之性質。

於股東週年大會上，本公司將會就更改名稱及採納中文名稱提呈特別決議案，如獲通過，仍須待分別取得百慕達及香港之公司註冊處批准後，方可作實。

建議更改名稱及採納中文名稱將不會對任何股東之任何權利造成影響。更改名稱及採納中文名稱生效後，印有本公司現行名稱之所有現有已發行股票將繼續為股份之有效所有權憑證，並將可就印有本公司建議新名稱之同等數目股份作買賣、結算及交收之用。

待更改名稱及採納中文名稱生效後，本公司將另行作出公佈。

4. 建議修訂公司細則

董事建議於股東週年大會上提呈有關修訂本公司之公司細則（「**公司細則**」）之特別決議案，就有關上市發行人之法例規定建議多項修訂（「**修訂公司細則**」）以配合二零零四年三月三十一日生效之經修訂上市規則。

5. 股東週年大會

將於股東週年大會上提呈之普通決議案及特別決議案之內容全文載於本文件附錄二。

股東週年大會之代表委任表格隨本公司二零零三年年報附上。無論　閣下是否有意出席股東週年大會，均請填妥代表委任表格，並於股東週年大會之指定舉行時間四十八小時前交回本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。填妥及交回代表委任表格後，股東仍可親身出席股東週年大會，並於會上投票。

由於將於股東週年大會任滿告退之唯一一名董事鄭慕智先生不再膺選連任，目前預期將不會於股東週年大會上提呈有關重選董事之決議案。

根據公司細則，於本公司股東大會上表決之任何決議案將以舉手表決方式決定，除非於宣佈舉手表決結果之前或之時或撤銷另一項投票要求時要求進行投票表決，則作別論。

根據公司細則，下列人士可於本公司股東大會上適當地要求進行投票表決：—

(i) 大會主席；或

(ii) 至少三(3)名親身出席之股東（或倘股東為公司，則其獲正式授權之代表）或當時有權於大會上投票之委任代表；或

(iii) 任何一名或多名親身出席之股東（或倘股東為公司，則其獲正式授權之代表）或委任代表，而該等人士於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一(1/10)；或

(iv) 任何一名或多名親身出席之股東（或倘股東為公司，則其獲正式授權之代表）或委任代表，而該等人士持有附帶可於大會上投票之權利之股份，且當中已繳足股款之總額，相等於所有附帶該等權利之股份中全部已繳足股款股份之十分之一(1/10)或以上。

根據上市規則，倘股東及其聯繫人士（本身亦為股東）於有關決議案擁有重大權益，聯交所將要求該等人士於本公司之任何股東大會上就有關決議案放棄投票。倘有任何股東被要求就某特定決議案放棄投票，則有關決議案須於本公司股東大會上以投票表決方式進行表決。

6. 推薦意見

董事相信購回授權、發行授權及擴大授權之普通決議案及更改名稱、採納中文名稱及修訂公司細則之特別決議案均符合本公司及其全體股東之最佳利益。因此，董事推薦　閣下投票贊成上述將予提呈之所有決議案，有關決議案之全文載於本文件附錄二，敬請　閣下垂注。

本通函之中英文版本如有歧義，概以英文版本為準。

此　致

本公司列位股東　台照

承董事會命
執行董事
王炳忠拿督

二零零四年四月三十日

本附錄乃作為上市規則所規定之說明函件，向　閣下提供必要之資料，以便閣下考慮購回授權。

一、 股本

於二零零四年四月二十六日（本文件付印前之最後實際可行日期（「**最後實際可行日期**」）），本公司之已發行股本為371,468,753股股份。

如有關購回授權之普通決議案獲得通過，根據其條款及假設於二零零四年六月三日舉行股東週年大會前並無再發行或購回股份，本公司根據購回授權獲准購回最多達37,146,875股股份。

二、 進行購回事宜之理由

董事相信，購回授權符合本公司及其全體股東之最佳利益。此項購回可提高本公司之每股資產淨值及／或盈利，惟須視乎當時市場情況及融資安排而定，並僅於董事認為該項購回將有利於本公司及其全體股東時方會進行。

三、 進行購回事宜之資金及重大不利影響

本公司在購回股份時，用於購回之資金僅可依照本公司組織章程大綱及公司細則以及百慕達法例自可作此用途之資金中撥支。百慕達法例規定，用以購回股份之款項可從該購回股份之繳足股本或可作派發股息之溢利，或為此而新發行股份之收益撥付。購回應付之溢價只能從可作派發股息之溢利、本公司之股份溢價賬或其繳入盈餘賬項中撥付。

在建議之購回期間內，全部行使購回授權，可能對本公司之營運資金或資本負債比率有不利影響（相對於截至二零零三年十二月三十一日止年度年報內之經審核賬目所披露之情況而言）。然而，董事倘認為購回授權對本公司之營運資金需求或資本負債比率會有重大之不利影響時，則不會行使該購回授權。

四、 股份價格

於本月及於本文件付印前十二個月，股份在聯交所買賣之每月最高及最低價格如下：—

	股份	
	最高價	最低價
	港元	*港元*
二零零三年四月	0.675	0.450
二零零三年五月	0.725	0.450
二零零三年六月	0.575	0.450
二零零三年七月	0.620	0.435
二零零三年八月	0.660	0.460
二零零三年九月	1.620	0.520
二零零三年十月	1.520	1.100
二零零三年十一月	1.300	0.950
二零零三年十二月	1.100	0.960
二零零四年一月	1.310	0.960
二零零四年二月	1.460	1.200
二零零四年三月	1.360	1.080
二零零四年四月（截至最後實際可行日期）	1.340	1.030

五、 承諾及購回事宜之影響

董事已向聯交所作出承諾，在行使本公司權力購回股份時，只要有關規則及法例適用，彼等將根據購回授權及按照上市規則及百慕達法例進行。

目前並無任何董事或（於作出一切合理查詢後據彼等所深知）其聯繫人士（按上市規則之定義）有意於股東批准購回授權後出售任何本公司證券予本公司或其附屬公司。

本公司現時並無接獲關連人士（按上市規則之定義）通知，彼等目前有意在股東批准購回授權後，出售本公司證券予本公司或其附屬公司，或已承諾不會向本公司出售本公司證券。

倘因根據購回授權行使購回本公司證券之權力而使股東在本公司所佔之投票權權益比例有所增加，則就香港公司收購及合併守則(「**收購守則**」)而言，該項權益比例增加將會被視為一項收購行動。因此，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則第26及32條之規定就當時所有已發行股份提出強制性全面收購建議。

鑑於在最後實際可行日期，莊淑涴女士(「**莊女士**」)實益擁有105,248,000股股份(附註)，佔本公司當時已發行股本約28.33%之權益。根據本公司所深知，於最後實際可行日期並無其他人士(包括其聯繫人士)實益擁有相當於本公司全部已發行股本10%或以上之股份權益。

倘若董事行使根據購回授權建議授出之所有權力購回股份，則莊女士在本公司擁有之股權(倘股東之現有股份權益保持不變)將增加至本公司已發行股本約31.48%。此項增加將導致須遵照收購守則第26條之規定提出強制性收購。惟董事現時並無意行使購回授權而導致此項責任。在任何情況下，倘若公眾人士持有之股份數目將不會下降至不足25%，方會行使購回授權。

附註： China Spirit Limited擁有67.7%權益之附屬公司Vigor Online Offshore Limited持有該105,248,000股股份，而莊女士則擁有China Spirit Limited 100%實益權益。

六、 本公司購回證券

在本文件日期之前六個月內，本公司並無(在聯交所或其他地方)購回本身任何證券。

以下為本公司將於二零零四年六月三日（星期四）上午十時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行之股東週年大會上提呈之決議案全文：－

普通決議案

作為普通事項，考慮及酌情通過下列決議案為本公司普通決議案（無論有否修訂）：－

1. 省覽及考慮截至二零零三年十二月三十一日止年度之經審核財務報告與董事會報告書及核數師報告書。

2. 考慮並酌情宣派末期股息。

3. 重選董事並授權董事會（「**董事會**」）釐定其酬金。

4. 重新委聘核數師並授權董事會釐定其酬金。

作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案（無論有否修訂）：－

5 (i) 「**動議**：－

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）內按照所有適用法例及香港聯合交易所有限公司（「聯交所」）證券上市規則或任何其他證券交易所不時修訂之規定，透過聯交所或香港證券及期貨事務監察委員會認可之其他證券交易所及聯交所之設備行使本公司所有權力以購回本公司股本中之股份；

(b) 本公司根據上文(a)段之批准購回之本公司股本之面值總額不得超過於本決議案獲通過之日本公司已發行股本面值總額之10%，而上文(a)段之批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指由本決議案獲通過之日起至下列三者中較早之日期止之期間：－

(i) 本公司下屆股東週年大會結束時；

(ii) 依照百慕達法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

(ii) 「**動議**：－

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）內行使本公司所有權力以配發、發行及處理本公司股本中之額外股份或可兌換成該等股份之證券或可認購任何該等股份或可換股證券之購股權、認股權證或其他權利，以及作出或授出需要或可能需要行使該等權力之售股建議、協議及購股權；

(b) 上文(a)段所述之批准授權本公司董事於有關期間（定義見下文）內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及購股權；

(c) 本公司董事依據上文(a)段所載批准而配發或有條件或無條件同意配發（不論是否依據購股權或其他原因配發）及發行之股本面值總額（但不包括依據(i)配售新股；(ii)本公司不時之公司細則就以股代息計劃發行股份；(iii)任何當時經已採納之購股

權計劃或其他類似安排而給予或發行本公司股份或購股權予本公司及／或其任何附屬公司僱員，或；(iv)依據本公司任何認股權證之條款行使認購權或換股權而發行股份）不得超過於本決議案獲通過之日本公司已發行股本面值總額之20%；上文(a)段之批准亦須受此數額限制；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案獲通過之日起至下列三者中較早之日期止之期間：－

(i) 本公司下屆股東週年大會結束時；

(ii) 依照百慕達法例或本公司公司細則規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「配售新股」乃指本公司董事於所定期間內根據於某一指定記錄日期名列股東名冊之本公司股東於該日之持股比例向彼等提出之股份配售建議（惟本公司董事會有權就零碎股權或香港以外任何地區適用於本公司之法律限制或責任或任何認可管制機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

(iii) 「**動議**待上述之第5(i)項及第5(ii)項普通決議案獲通過後，藉加入相當於本公司根據上述之第5(i)項普通決議案授出之授權所購回之本公司股本之面值總額之數額，以擴大根據上述之第5(ii)項普通決議

案授予本公司董事配發、發行及處理額外股份之一般授權，惟該數額不得超過於該決議案獲通過之日本公司已發行股本面值總額之10%。」

特別決議案

作為特別事項，考慮並酌情通過下列決議案為本公司特別決議案：－

6. 「**動議**：－

(a) 待取得百慕達公司註冊處批准後，自取得批准日期起將本公司之名稱更改為「ASIA PACIFIC CAPITAL GROUP LIMITED」；及

(b) 待取得香港公司註冊處批准及上一段所述更改本公司名稱一事生效後，採納「亞洲太平洋資本集團有限公司」作為本公司之中文名稱以資識別，並向香港公司註冊處登記該中文名稱。」

7. 「**動議**按下列方式修訂本公司緊接此決議案通過前存在並於之前生效之公司細則(「**現有公司細則**」)：－

(i) 將現有公司細則第76條重新編號為公司細則第76(A)條，並以下列文字取代：－

「76. (A) 在任何類別股份當時附帶而關於投票之任何特別權利、特權或限制所規限下，於任何股東大會以舉手表決方式投票時，每位親身出席之股東（或倘股東為公司，則其獲正式授權之代表）或受委代表均有權投一票，而以投票表決時，每位親身出席（或倘股東為公司，則其獲正式授權之代表）或由受委代表代其出席之股東均有權就其所持之每股繳足股款股份或入賬列作繳足股款股份投一票，

惟於要求或分期前就股份繳足或入賬列作繳足之金額不得視作為本公司細則所指為繳足股款股份。以投票表決時，有權投超過一票之股東毋須悉數運用其全部投票權，亦毋須以同一種方式運用全部投票權。」

(ii) 在公司細則第76(A)條之後加插下列文字作為新公司細則第76(B)條：

「76. (B) 倘本公司任何股東根據香港聯合交易所有限公司（本公司股份在此上市）證券上市規則之規定，須放棄就任何特定決議案投票或受限制僅可就任何特定決議案投贊成或反對票，有關股東或其受委代表如違反上述規定作出投票，則其投票不會計算。」

(iii) 刪除現有公司細則第81條，並以下列文字取代：

「81. 任何有權出席本公司大會或本公司任何類別股份持有人之大會並於會上投票之本公司股東，均有權委任另一名人士出任其受委代表，代其出席大會並於會上投票。有關投票可由股東（或倘股東為公司，則由其獲正式授權之代表）親身或由受委代表作出。受委代表毋須為本公司股東。持有兩股股份或以上之股東可委任多於一位受委代表同時出席會議。此外，代表個人股東或公司股東之受委代表有權代有關股東行使該股東可行使之相同權力，包括於舉手表決時有權作個別投票。」

(iv) 刪除現有公司細則第84條，並以下列文字取代：

「84. 每份代表委任文據（不論適用於指定大會或其他大會者）須符合董事會不時批准之格式，包括（但不限於）雙向受委代表。」

(v) 刪除現有公司細則第98(H)條，並以下列文字取代：

「(H) 除公司細則另有規定者外，如董事或其任何聯繫人士於任何合約或安排或建議中擁有重大權益，則該名董事不得就批准有關合約或安排或建議之任何董事會決議案投票（亦不得計入法定人數內），倘該名董事就有關決議案投票，其票數亦不會計算，惟此項禁制不適用於下列各項事宜：

(i) 下列情況下提供任何抵押或賠償保證：

(a) 就董事或其聯繫人士（應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益）借出款項或作出承擔；或

(b) 就董事或其聯繫人士單獨或共同向第三方就本公司或其任何附屬公司債務或承擔提供全部或部份擔保或賠償保證或提供任何抵押；

(ii) 提呈發售本公司或其創立或擁有權益之任何其他公司之股份或債券或其他證券以供認購或購買之任何建議，而董事或其聯繫人士參與或將會參與發售建議之包銷或分包銷；

(iii) 董事或其聯繫人士直接或間接擁有任何其他公司之權益（不論以高級職員或行政人員或股東身份）或董事或其聯繫人士實益擁有該公司之股份權益，而與該公司有關之任何建議，惟董事及其任何聯繫人士並非在該公司（或其藉以獲得有關權益之任何第三者公司）實益擁有任何類別已發行股份或投票權合共5%或以上權益；

(iv) 任何有關本公司或其附屬公司僱員利益之建議或安排，包括：

(a) 採納、修訂或實施任何有關發行或授出購股權以認購本公司股份或其他證券之僱員股份計劃或任何股份獎勵或購股權計劃，而董事或其聯繫人士可從中受惠；或

(b) 採納、修訂或實施與董事、其聯繫人士及本公司或其任何附屬公司之僱員有關之公積金或退休金、死亡或傷殘津貼計劃，而其中並無給予任何董事或其聯繫人士任何與該計劃或基金有關之人士一般未獲賦予之特權或利益；及

(v) 任何董事或其聯繫人士因其於本公司股份或債券或其他證券擁有權益而與本公司股份或債券或其他證券之其他持有人以同一方式在其中擁有權益之合約或安排。」

(vi) 刪除現有公司細則第98(I)條，並以下列文字取代：

「98. (I) 倘若及只要（惟僅倘若及只要）董事連同其任何聯繫人士（直接或間接）於某公司（或董事或其任何聯繫人士透過其獲得權益之任何第三方公司）之任何類別股本或其股東擁有之投票權中持有或實益擁有5%或以上權益，則該公司應被視為董事連同其任何聯繫人士擁有5%或以上權益之公司。就本段而言，有關權益不應計入董事或其聯繫人士以被動受託人或託管人身份持有而並無擁有實益權益之任何股份、董事或其聯繫人士之權益屬剩餘權益或復歸權

益之信託（只要若干其他人士可收取其收入）所包括之任何股份，以及董事或其聯繫人士僅以單位持有人身份擁有權益之法定單位信託計劃所包括之任何股份。」

(vii) 刪除現有公司細則第98(J)條，將現有公司細則第98(L)條重新編號為公司細則第98(K)條，並以下列文字取代現有公司細則第98(K)條之內容：

「98. (J)　倘在任何董事會會議上就董事（會議主席除外）或其任何聯繫人士權益之重大程度或任何董事（會議主席除外）是否有權投票或計入法定人數而出現任何問題，而該問題未能因有關董事自願同意放棄投票或不計入法定人數而解決，則有關問題將交由會議主席決定，會議主席就該董事作出之決定將為最終決定，除非據該董事所知其本身或其任何聯繫人士之權益性質或程度未有向董事會作出公平披露，則作別論。倘大會主席或其任何聯繫人士出現任何上述問題，則問題將會以董事會決議案方式決定（就此而言，大會主席不應計入法定人數，亦不得就此投票），而該決議案將為最終決定，除非據該大會主席所知其本身或其任何聯繫人士之權益性質或程度未有向董事會作出公平披露，則作別論。」

(viii) 將現有公司細則第103條重新編號為公司細則第103(A)條，並在其後加插下列文字作為新公司細則第103(B)條：

「103.(B)　遞交公司細則第103(A)條所述通知之期限不得早於有關選舉指定股東大會之通告寄發後翌日起開始，亦不得遲於有關股東大會舉行日期前七日結束。」

(ix) (a)　刪除公司細則第1條中「聯繫人士」之現有釋義，並以下列文字取代：

「「聯繫人士」　指　就董事而言，按香港聯合交易所有限公司(本公司股份在此上市)證券上市規則不時賦予之涵義。」；

(b)　刪除公司細則第87(B)條「認可結算所」現有釋義中之「香港法例第420章證券及期貨(結算所)條例」，並以「香港法例第571章證券及期貨條例」取代。

(x)　待上文有關公司細則第76(A)條及81條之修訂獲正式採納後，將公司細則第182條第(ii)及(iii)分項刪除；

動議全面授權任何董事，代表本公司採取及簽署就實行上述修訂而言其認為必須、權宜或合適之一切行動、契約及事宜。」

China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*

(於百慕達註冊成立之有限公司)

(股份代號：383)

股東特別大會通告

茲通告本公司謹訂於二零零四年六月三日(星期四)上午十時二十分(或於同日同地點舉行之本公司股東週年大會結束或休會後)假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東特別大會。

本公司於二零零四年四月十六日之股東週年大會通告所提呈之第六項特別決議案(作為特別事項),詳述更改本公司之英文名稱為「ASIA PACIFIC CAPITAL GROUP LIMITED」及採納「亞洲太平洋資本集團有限公司」為其中文名稱以資識別之建議。

本公司董事認為建議之新名稱「COL CAPITAL LIMITED」及「中國網絡資本有限公司」更能反映本公司及其附屬公司之形象及其業務之多元化,因此暫停審議於股東週年大會上提呈之第六項特別決議案,並召開股東特別大會以考慮並酌情通過下列決議案為本公司之特別決議案:—

「**動議**:—

(a) 待取得百慕達公司註冊處批准後,自取得批准日期起將本公司之名稱更改為「COL CAPITAL LIMITED」;及

(b) 待取得香港公司註冊處批准及上一段所述更改本公司名稱之事宜生效後,採納「中國網絡資本有限公司」為本公司之中文名稱以資識別,並向香港公司註冊處登記該中文名稱。」

承董事會命
公司秘書
馮靖文

香港,二零零四年五月十一日

附註:—

(i) 凡有權出席本公司大會或本公司任何類別股份持有人大會及投票之本公司股東,均有權委任他人為其代表,代其出席及投票。受委代表毋須為本公司股東。股東可委任超過一位代表出席同一大會。

(ii) 委任代表之文件須由委任人或獲委任人以書面正式授權之授權人親筆簽署,如委任人為公司,則須加蓋公司印鑑或由公司負責人或獲正式授權之授權人親筆簽署。

(iii) 委任代表之文件連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本,最遲須於名列該文件人士擬投票之大會或續會之指定舉行時間四十八小時前,送達本公司之股份過戶登記處香港分處登捷時有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下,逾期無效。

* *僅供識別*

The Standard 12th May 2004


RECEIVED
2004 MAY 18 A 10:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 383)
(website: http://www.chinaonline.com.hk)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting of the Company will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 3 June 2004 at 10:20 a.m. (or at the soonest time thereafter as the Annual General Meeting of the Company convened on the same date and place shall have been concluded or adjourned).

WHEREAS the Notice of the Annual General Meeting of the Company dated 16 April 2004 has provided as an item of special business a Special Resolution No. 6 which details the proposal to change the English name of the Company to "ASIA PACIFIC CAPITAL GROUP LIMITED" and adopt "亞洲太平洋資本集團有限公司" as its Chinese name for identification purposes.

The directors of the Company consider that the proposed new names of "COL CAPITAL LIMITED" and "中國網絡資本有限公司" will more appropriately reflect the identity and the diversified nature of businesses of the Company and its subsidiaries and therefore, it is proposed that the Special Resolution No. 6 as proposed at the Annual General Meeting be adjourned sine die and accordingly the Special General Meeting is convened to consider and, if thought fit, pass the following as special resolution of the Company:–

"THAT:–

(a) subject to the approval of the Companies Registry in Bermuda being obtained, the name of the Company be changed to "COL CAPITAL LIMITED" to take effect from the date of such approval; and

(b) subject to the approval of the Registrar of Companies in Hong Kong being obtained and upon the change of name of the Company referred to in the foregoing paragraph becoming effective, "中國網絡資本有限公司" be adopted as the Chinese name of the Company for the purposes of identification and registration with the Registrar of Companies in Hong Kong."

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 11 May 2004

Notes:–

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Cheng Mo Chi, Moses and Mr. Lo Wai On.



China Online (Bermuda) Limited
(中國網絡(百慕達)有限公司)*

(於百慕達註冊成立之有限公司)
(股份代號:383)
(網址:http://www.chinaonline.com.hk)

股東特別大會通告

茲通告本公司謹訂於二零零四年六月三日(星期四)上午十時二十分(或於同日同地點舉行之本公司股東週年大會結束或休會後)假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東特別大會。

本公司於二零零四年四月十六日之股東週年大會通告所提呈之第六項特別決議案(作為特別事項),詳述更改本公司之英文名稱為「ASIA PACIFIC CAPITAL GROUP LIMITED」及採納「亞洲太平洋資本集團有限公司」為其中文名稱以資識別之建議。

本公司董事認為建議之新名稱「COL CAPITAL LIMITED」及「中國網絡資本有限公司」更能反映本公司及其附屬公司之形象及其業務之多元化,因此暫停審議於股東週年大會上提呈之第六項特別決議案,並召開股東特別大會以考慮並酌情通過下列決議案為本公司之特別決議案:—

「動議:—

(a) 待取得百慕達公司註冊處批准後,自取得批准日期起將本公司之名稱更改為「COL CAPITAL LIMITED」;及

(b) 待取得香港公司註冊處批准及上一段所述更改本公司名稱之事宜生效後,採納「中國網絡資本有限公司」為本公司之中文名稱以資識別,並向香港公司註冊處登記該中文名稱。」

承董事會命
公司秘書
馮靖文

香港,二零零四年五月十一日

附註:—

(i) 凡有權出席本公司大會或本公司任何類別股份持有人大會及投票之本公司股東,均有權委任他人為其代表,代其出席及投票。受委代表毋須為本公司股東。股東可委任超過一位代表出席同一大會。

(ii) 委任代表之文件須由委任人或獲委任人以書面正式授權之授權人親筆簽署,如委任人為公司,則須加蓋公司印鑑或由公司負責人或獲正式授權之授權人親筆簽署。

(iii) 委任代表之文件連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本,最遲須於名列該文件人士擬投票之大會或續會之指定舉行時間四十八小時前,送達本公司之股份過戶登記處香港分處登捷時有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下,逾期無效。

於本公佈日期,本公司之執行董事為莊淑渝女士、王炳忠拿督及江木賢先生,而本公司之獨立非執行董事為鄭慕智先生及勞偉安先生。

* *僅供識別*





Limited

2003

UNAUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of China Online (Bermuda) Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 together with the comparative figures for the corresponding period in 2002 as follows. The consolidated interim financial statements have not been audited, but have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" and by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 June	
		2003	2002
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Turnover	*3*	**266,183**	636,351
Cost of sales		**(258,187)**	(645,802)
Gross profit (loss)		**7,996**	(9,451)
Net gains (losses) on investments	*4*	**10,758**	(79,960)
Other operating income	*5*	**11,590**	5,078
Distribution costs		**(3,598)**	(7,234)
Administrative expenses		**(18,158)**	(26,533)
Other operating expenses		**(2,030)**	(25,195)
Profit (loss) from operations	*6*	**6,558**	(143,295)
Finance costs	*7*	**(544)**	(168)
Gain on disposal of subsidiaries	*8*	**41,109**	—
Gain on expiry of warrants	*9*	**90,369**	—
Impairment loss recognised in respect of goodwill		**—**	(2,250)
Share of results of associates		**—**	(4,169)
Share of result of a jointly controlled entity		**(28)**	(93)
Profit (loss) before taxation		**137,464**	(149,975)
Tax (charge) credit	*10*	**(286)**	256
Profit (loss) before minority interests		**137,178**	(149,719)
Minority interests		**—**	304
Profit (loss) for the period		**137,178**	(149,415)
Dividend	*11*	**3,715**	—
Earnings (loss) per share — Basic and diluted	*12*	**36.93 HK cents**	(40.22 HK cents)

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 June 2003

	Notes	30.6.2003 (unaudited) HK$'000	31.12.2002 (audited) HK$'000
Non-current assets			
Investment properties	13	32,610	32,610
Property, plant and equipment	13	12,977	14,194
Interests in associates		—	—
Interest in a jointly controlled entity		—	1,926
Investments in securities	14	297,821	284,306
Other non-current assets		652	745
		344,060	333,781
Current assets			
Inventories		3,921	10,315
Investments in securities	14	483,833	449,471
Debtors, deposits and prepayments	15	12,456	23,103
Loans receivable	16	21,250	5,000
Pledged bank deposits	19	—	7,567
Bank balances and cash		55,865	81,536
		577,325	576,992
Current liabilities			
Creditors and accrued charges	17	9,641	59,650
Customers' deposits and receipts in advance		2,294	47,030
Amount due to a jointly controlled entity		—	1,200
Taxation payable		4,354	4,127
		16,289	112,007
Net current assets		561,036	464,985
		905,096	798,766
Capital and reserves			
Share capital	18	92,867	92,865
Reserves		812,229	705,901
		905,096	798,766

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2003

	Share capital *HK$'000*	Share premium *HK$'000*	Negative goodwill *HK$'000*	Goodwill *HK$'000*	Warrant reserve *HK$'000*	Asset revaluation reserve *HK$'000*	Capital redemption reserve *HK$'000*	Translation reserve *HK$'000*	Retained profits (deficit) *HK$'000*	Total *HK$'000*
At 1 January 2002	92,865	1,135,685	32,883	(1,237)	90,381	(169,118)	1,922	2,140	137,766	1,323,287
Revaluation increase of other investments not recognised in the condensed consolidated income statement	–	–	–	–	–	1,717	–	–	–	1,717
Loss for the period	–	–	–	–	–	–	–	–	(149,415)	(149,415)
At 30 June 2002	92,865	1,135,685	32,883	(1,237)	90,381	(167,401)	1,922	2,140	(11,649)	1,175,589
Revaluation decrease of other investments not recognised in the condensed consolidated income statement	–	–	–	–	–	(9,953)	–	–	–	(9,953)
Impairment loss recognised in respect of other investments	–	–	–	–	–	86,629	–	–	–	86,629
Loss for the period	–	–	–	–	–	–	–	–	(453,499)	(453,499)
At 31 December 2002	92,865	1,135,685	32,883	(1,237)	90,381	(90,725)	1,922	2,140	(465,148)	798,766
Revaluation increase of other investments	–	–	–	–	–	5,024	–	–	–	5,024
Exchange differences arising from translation of financial statements of overseas subsidiaries	–	–	–	–	–	–	–	(2,015)	–	(2,015)
Net gains and losses not recognised in the condensed consolidated income statement	–	–	–	–	–	5,024	–	(2,015)	–	3,009
Release of revaluation reserve arising from the disposal of other investments	–	–	–	–	–	55,323	–	–	–	55,323
Share issued at premium as a result of exercise of warrants	2	87	–	–	(12)	–	–	–	–	77
Gain on expiry of warrants recognised in the condensed consolidated income statement	–	–	–	–	(90,369)	–	–	–	–	(90,369)
Realisation of translation reserve on disposal of subsidiaries	–	–	–	–	–	–	–	(125)	–	(125)
Release on disposal of subsidiaries	–	–	–	1,237	–	–	–	–	–	1,237
Profit for the period	–	–	–	–	–	–	–	–	137,178	137,178
At 30 June 2003	**92,867**	**1,135,772**	**32,883**	**–**	**–**	**(30,378)**	**1,922**	**–**	**(327,970)**	**905,096**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2003

	Six months ended 30.6.2003 (unaudited) ***HK$'000***	Six months ended 30.6.2002 (unaudited) *HK$'000*
Net cash used in operating activities	**(85,685)**	(196,606)
Net cash from (used in) investing activities	**59,937**	(15,597)
Net cash from financing	**77**	51,373
Net decrease in cash and cash equivalents	**(25,671)**	(160,830)
Cash and cash equivalents at beginning of the period	**81,536**	214,503
Cash and cash equivalents at end of the period	**55,865**	53,673
Analysis of the balance of cash and cash equivalents		
Bank balances and cash	**55,865**	54,833
Bank overdraft	**—**	(1,160)
	55,865	53,673

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30 June 2003

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. PRINCIPAL ACCOUNTING POLICIES AND ADOPTION OF REVISED STATEMENT OF STANDARD ACCOUNTING PRACTICE

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

The accounting policies adopted for the preparation of the interim financial report are consistent with those adopted by the Group in its annual financial statements for the year ended 31 December 2002 except as described below.

In the current period, the Group has adopted SSAP 12 (Revised) "Income taxes" issued by the HKSA. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision, if any, was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions.

The adoption of this standard has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3. SEGMENT INFORMATION

For management purposes, the Group is currently organised into two main operating divisions — mobile phone distribution, and securities trading and investments. These divisions are the basis on which the Group reports its primary segment information.

The revenue and attributable profit (loss) from operations of the Group for the period, analysed by business segments and geographical segments, are as follows:—

By business segments:—

For the six months ended 30 June 2003

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Revenue				
External sales	**39,001**	**226,148**	**1,034**	**266,183**
Others	**76**	**2,706**	**2,501**	**5,283**
	39,077	**228,854**	**3,535**	**271,466**
Segment result	**(1,939)**	**15,872**	**535**	**14,468**
Unallocated other operating income				**6,307**
Unallocated corporate expenses				**(14,217)**
Profit from operations				**6,558**

For the six months ended 30 June 2002

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Revenue				
External sales	124,106	505,945	6,300	636,351
Others	747	—	3,247	3,994
	124,853	505,945	9,547	640,345
Segment result	(24,593)	(101,537)	(1,685)	(127,815)
Unallocated other operating income				1,084
Unallocated corporate expenses				(16,564)
Loss from operations				(143,295)

3. **SEGMENT INFORMATION** *(continued)*

By geographical segments:—

The Group's operations are located in Hong Kong and the Mainland China ("China").

The Group's distribution of mobile phones are carried out in Hong Kong and China. Securities trading and investments are carried out in Hong Kong.

The following table provides an analysis of the Group's revenue and profit (loss) from operations by geographical market:—

	Revenue by geographical market Six months ended 30 June		**Profit (loss) from operations Six months ended 30 June**	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**269,791**	578,946	**8,932**	(122,987)
China	**1,675**	61,399	**(2,374)**	(20,308)
	271,466	640,345	**6,558**	(143,295)

Note: During the six months period ended 30 June 2003, the Group discontinued its distribution of mobile phones in China.

4. **NET GAINS (LOSSES) ON INVESTMENTS**

	Six months ended 30 June	
	2003	2002
	HK$'000	*HK$'000*
Net realised (loss) gain on derivatives	**(18,511)**	14,117
Net unrealised gain (loss) on trading investments	**26,430**	(76,424)
Net unrealised gain (loss) on derivatives	**2,839**	(25,744)
Gain on realisation of listed other investments	**—**	8,091
	10,758	(79,960)

5. OTHER OPERATING INCOME

	Six months ended 30 June	
	2003	2002
	HK$'000	*HK$'000*
Compensation from litigation *(Note)*	4,811	—
Gross rental income from investment properties	2,502	3,132
Interest income	4,077	1,145
Others	200	801
	11,590	5,078

Note: Litigation was made against ex-employees for damages in relation to their improper behaviour. The case was settled and compensation of HK$4,811,000 was received during the period.

6. PROFIT (LOSS) FROM OPERATIONS

	Six months ended 30 June	
	2003	2002
	HK$'000	*HK$'000*
Profit (loss) from operations has been arrived at after charging:—		
Depreciation and amortisation	874	1,808
Loss on disposal of property, plant and equipment	402	3,847

7. FINANCE COSTS

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

8. GAIN ON DISPOSAL OF SUBSIDIARIES

In March 2003, Fulltime Profits Limited, an indirect wholly owned subsidiary of the Company, and its subsidiaries ("Fulltime Group") were disposed of at a nominal consideration of HK$1 to a third party, resulting a gain on disposal of subsidiaries of HK$41,109,000. Fulltime Group did not make a significant contribution to the net cash flows or the results of the Group for the six months ended 30 June 2003.

9. GAIN ON EXPIRY OF WARRANTS

As at 1 January 2003, the Company had 1,856,666,248 warrants outstanding and entitling the holders to subscribe for new shares at HK$0.30 per share, subject to adjustment, at any time from 7 June 2000 up to and including 6 June 2003. During the period, 256,507 warrants were exercised and the remaining 1,856,409,741 warrants expired and lapsed on 6 June 2003. Accordingly, the warrant reserve of HK$90,369,000 was released to the income statement.

10. TAX (CHARGE) CREDIT

	Six months ended 30 June	
	2003	2002
	HK$'000	*HK$'000*
The (charge) credit comprises:—		
Hong Kong Profits Tax	**(172)**	—
Income Tax in China	**(114)**	—
Share of tax credit of associates	**—**	256
	(286)	256

Hong Kong Profits Tax was calculated at 17.5% on the estimated assessable profit for the current period.

Income tax in China has been provided at the prevailing rates applicable in China on the estimated profit.

In prior period, no provision for Hong Kong Profits Tax has been made in the condensed financial statements as the Group had no assessable profit for prior period.

11. DIVIDEND

On 19 September 2003, following the Capital Reorganisation as mentioned herein below under Section "Prospects" of this report, the directors declared the payment of an interim dividend of HK$0.01 per share (2002: nil) amounting to HK$3,715,000 to shareholders whose names appear on the Register of Members of the Company on 22 October 2003.

12. EARNINGS (LOSS) PER SHARE

The calculation of the basic earnings (loss) per share is based on the profit for the period of HK$137,178,000 (2002: loss of HK$149,415,000) and on weighted average of 371,464,499 (2002: 371,458,494) ordinary shares in issue during the period. Earnings (loss) per share for both periods have been adjusted for the share consolidation on 15 July 2003, details of which are set out in note 20.

The computation of diluted earnings (loss) per share has not assumed the exercise of the Company's outstanding warrants as their exercise prices were higher than the average market price for shares for both periods.

13. INVESTMENT PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

The directors consider that the fair values of the investment properties and leasehold land and buildings at 30 June 2003 are not materially different from the professional valuation made at 31 December 2002 and, accordingly, no revaluation increase or decrease has been recognised in the current period.

14. INVESTMENTS IN SECURITIES

	Trading investments		Other investments		Total	
	30.6.2003	31.12.2002	**30.6.2003**	31.12.2002	**30.6.2003**	31.12.2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Equity securities:						
— listed in Hong Kong	**367,220**	333,179	**68,920**	295,991	**436,140**	629,170
— listed overseas	**—**	—	**25,286**	—	**25,286**	—
— unlisted	**107,446**	104,607	**—**	—	**107,446**	104,607
	474,666	437,786	**94,206**	295,991	**568,872**	733,777
Debt securities:						
— unlisted *(Note)*	**—**	—	**212,782**	—	**212,782**	—
Total	**474,666**	437,786	**306,988**	295,991	**781,654**	733,777
Market value of listed securities	**367,220**	333,179	**94,206**	295,991	**461,426**	629,170
Carrying amount analysed for reporting purposes as:						
— Non-current	**—**	—	**297,821**	284,306	**297,821**	284,306
— Current	**474,666**	437,786	**9,167**	11,685	**483,833**	449,471
	474,666	437,786	**306,988**	295,991	**781,654**	733,777

Note: The debt securities represent the loan notes issued by Sun Hung Kai & Co. Limited ("SHK") which formed part of the consideration for the sale of SHK's Shares by the Group during the period. The loan notes bear interest at 4% per annum and are redeemable by SHK on or before 7 March 2008.

15. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30 to 90 days to its trade debtors. An aged analysis of trade debtors is as follows:—

	30.6.2003	31.12.2002
	HK$'000	*HK$'000*
Within 90 days	**5,373**	10,454
91 — 180 days	**—**	3,352
181 — 360 days	**5**	—
Over 360 days	**3**	—
	5,381	13,806
Other debtors, deposits and prepayments	**7,075**	6,849
Net premium paid for derivatives	**—**	2,448
	12,456	23,103

16. LOANS RECEIVABLE

The amounts are unsecured. Included in loans receivable is an amount of HK$18,750,000 (31.12.2002: nil) which bears interest at prime rate plus 5% per annum and is repayable on 31 December 2003. The remaining balance of HK$2,500,000 (31.12.2002: HK$5,000,000) bears interest at 15% per annum and is repayable on 26 November 2003.

17. CREDITORS AND ACCRUED CHARGES

An aged analysis of trade creditors is as follows:—

	30.6.2003	31.12.2002
	HK$'000	*HK$'000*
Within 90 days	**3,243**	4,057
91 — 180 days	**—**	377
181 — 360 days	**—**	117
Over 360 days	**—**	8,541
	3,243	13,092
Other creditors and accrued charges	**6,398**	46,558
	9,641	59,650

18. SHARE CAPITAL

	Number of shares	Amount HK$'000
Ordinary shares of HK$0.01 each		
Authorised:—		
At 30 June 2003 and 31 December 2002	30,000,000,000	300,000
Issued and fully paid:—		
At 1 January 2003	9,286,462,340	92,865
Warrants exercised *(Note)*	256,507	2
At 30 June 2003	9,286,718,847	92,867

Note: During the six months ended 30 June 2003, warrants were exercised to subscribe for 256,507 ordinary shares of the Company at an exercise price of HK$0.30 per share.

19. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to banks to secure banking facilities:—

	30.6.2003 ***HK$'000***	31.12.2002 *HK$'000*
Investment properties	**12,000**	—
Marketable securities	**167,952**	164,554
Bank deposits	**—**	7,567
	179,952	172,121

20. POST BALANCE SHEET EVENTS

Pursuant to resolutions proposed by the Directors and passed at a special general meeting of the Company held on 14 July 2003 (the "SGM"):—

(a) (i) the issued share capital of the Company was reduced by cancelling paid-up capital of HK$0.0096 on each share of nominal value of HK$0.01 in the issued share capital of the Company as at the date of passing of this resolution so that each share shall be treated as one fully paid-up share of nominal value of HK$0.0004 in the issued share capital of the Company; and

(ii) the value of each of the authorised but unissued shares was reduced from HK$0.01 to HK$0.0004 each so that the authorised share capital of the Company was reduced from HK$300,000,000 to HK$12,000,000 (the "Capital Reduction");

(b) an amount of HK$375,995,500 standing to the credit in the share premium account of the Company as at 31 December 2002 was reduced (the "Share Premium Reduction") and together with the credit amount of HK$89,152,500 arising from the Capital Reduction were applied to eliminate or reduce the accumulated losses of the Company with accumulated balance of approximately HK$465,890,000 as at 31 December 2002 in accordance with the Bye-laws of the Company and the applicable laws of Bermuda;

(c) every 25 issued shares was consolidated (the "Share Consolidation") into one new share of nominal value of HK$0.01 each (the "New Shares"); and

(d) the authorised share capital of the Company was increased from HK$12,000,000 to HK$300,000,000 by the creation of an additional 28,800,000,000 unissued new shares of nominal value of HK$0.01 each in the capital of the Company following completion of the Capital Reduction and Share Consolidation (the "Increase of Authorised Share Capital") (altogether the "Capital Reorganisation").

Completion of the Capital Reorganisation is conditional of the following conditions being fulfilled:—

(a) the passing by the shareholders of the Company at the SGM of ordinary resolutions to approve the Share Consolidation and Increase of Authorised Share Capital and special resolutions to approve the Capital Reduction and Share Premium Reduction;

(b) the compliance with section 46 of the Companies Act; and

(c) the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval for the listing of, and permission to deal in, the New Shares.

The Capital Reorganisation became effective on 15 July 2003.

INTERIM DIVIDEND

The Directors declared the payment of an interim dividend of HK$0.01 per share (2002: nil) amounting to HK$3,715,000 to shareholders whose names appear on the Register of Members of the Company on 22 October 2003. Dividend warrants are expected to be despatched on 5 November 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

Turnover of the Group for the six months ended 30 June 2003 was HK$266,183,000 representing a 58.2% decrease as compared with the corresponding period in the year 2002. Net profit for the period was HK$137,178,000 versus a net loss of HK$149,415,000 recorded in the corresponding period in the year 2002. Earnings per share for the period was HK$0.37 versus a loss per share of HK$0.40 recorded in the respective period in the year 2002, having both periods being adjusted for the subsequent Capital Reorganisation as mentioned herein below under Section "Prospects".

REVIEW OF OPERATIONS

During the period under review, the deterioration of the already fragile consumer market due to the outbreak of SARS has adversely affected the Group's mobile handset distribution business in Hong Kong resulting in a 44.7% drop in turnover to HK$39 million as compared with that of the year 2002. The Group has concluded distribution rights of several trendy mobile handset products with its suppliers and has completed the cost reduction and restructuring program embarked since the second half of the year 2002.

The Group's mobile phone distribution and intelligent building operations in the People's Republic of China ("PRC", "PRC Operations") had been operating at losses for consecutive years. Since the outlook of such operations were so gloomy that the Group has decided to dispose of the PRC Operations. Such disposal was completed in March 2003 resulting in a gain of about HK$41.1 million.

REVIEW OF OPERATIONS *(continued)*

Of the Group's trading and investment in financial instruments, a turnover of HK$226 million was recorded for the first six-month of the year 2003 representing a 55.3% decrease as compared with the corresponding period in the year 2002. With the recent rally in the local stock market starting from the second quarter of 2003, performance of the Group's investment portfolio has been satisfactory.

The Group has completed the partial realisation of its long term investment in Sun Hung Kai & Co. Limited ("SHK") in March 2003 which generated cash proceeds of HK$63.8 million and loan note of HK$212.8 million, redeemable on or before 7 March 2008 and carrying an interest of 4% per annum. Such realisation has reduced the Group shareholding in SHK from 17.9% to 4.6%.

On 7 March 2003, the Group made a voluntary conditional offer to acquire all the issued shares of Fortuna International Holdings Limited ("Fortuna", "Fortuna Share(s)") other than those already held by the Group and its concert parties at HK$0.02 per Fortuna Share (the "Fortuna Offer") valuing the entire issued share capital of Fortuna at HK$79.87 million. The Fortuna Offer represents an opportunity for the Group to widen its business scope and to participate in production and distribution of wines in the PRC. As Fortuna Shares tendered for acceptance under the Fortuna Offer together with Fortuna Shares already held by the Group and its concert parties were less than 50 per cent of the voting rights of Fortuna, the Fortuna Offer has not become unconditional as to acceptance and was lapsed on 26 May 2003.

Pursuant to the ordinary resolution passed at the special general meeting of the Company held on 15 May 2000, an open offer of warrants on the basis of one warrant for every five existing shares then held was approved. A total of 1,856,688,098 warrants ("Warrants") were issued at HK$0.05 per Warrant on 15 May 2000 entitling the holder to subscribe in cash at a price of HK$0.30 per share in the Company, subject to adjustment, at any time from 7 June 2000 up to 6 June 2003 (both days inclusive). As at 1 January 2003, there were 1,856,666,248 Warrants outstanding. During the period under review, a total of 256,507 Warrants were exercised with the remaining 1,856,409,741 Warrants expired and lapsed as of 6 June 2003. Such expiry triggered the realisation of the warrant reserve which resulted in a gain on expiry of Warrants of HK$90.4 million.

LIQUIDITY AND FINANCING

As at 30 June 2003, the Group's non-current assets comprised mainly of investment properties of HK$33 million, property, plant and equipment of HK$13 million and long term investments of HK$298 million. These non-current assets were principally financed by shareholders' funds. As at 30 June 2003, the Group has net current assets of HK$561 million.

All of the Group's borrowings are arranged on short-term basis and repayable within 1 year. As at 30 June 2003 and 31 December 2002, no borrowing was recorded.

As at 30 June 2003, the Group continued to maintain an insignificant gearing ratio, calculated on the basis of the Group's net borrowing (after deducting cash and bank balances) over shareholders' funds.

The Group has little foreign exchange exposure and the majority of the borrowings were denominated in Hong Kong Dollars.

CHARGE ON GROUP ASSETS

As at 30 June 2003, investment securities and investment properties with carrying values of HK$167,952,000 and HK$12,000,000 respectively (31 December 2002: investment securities and bank deposits with carrying values of HK$164,554,000 and HK$7,567,000 respectively) were pledged to banks to secure banking facilities granted to the Group.

EMPLOYEES

The Group, including its subsidiaries but excluding associates, employed 43 employees as at 30 June 2003 (31 December 2002: 96). The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system.

PROSPECTS

On 29 May 2003, the Group proposed i) a reduction in the nominal value of the then existing issued share capital of the Company from HK$0.01 to HK$0.0004 each by cancellation of HK$0.0096 paid up capital for each issued share and the reduction in the nominal value of each authorised but unissued share from HK$0.01 to HK$0.0004 each (the "Capital Reduction"), ii) a reduction of an amount of HK$375,995,500 standing to the credit of the share premium account of the Company as at 31 December 2002 and the application of such credit together with the credit arising from the Capital Reduction to set off against the accumulated losses of the Company as at 31 December 2002, iii) the consolidation of every 25 reduced shares into one new share of HK$0.01 each (the "Share Consolidation") and iv) the increase in the authorised share capital of the Company from HK$12,000,000 to HK$300,000,000 by the creation of 28,800,000,000 new shares following the completion of the Capital Reduction and the Share Consolidation (collectively the "Capital Reorganisation"). The Capital Reorganisation was approved by shareholders of the Company at the special general meeting of the Company held on 14 July 2003 and the whole exercise was completed on 25 August 2003.

Despite the recent rally in the stock markets in Hong Kong and around the region, the Group is still uncertain whether the recovery is sustainable. After a series of cost reduction, restructuring and rationalisation of operations and investment portfolio, and the Capital Reorganisation, the Group has equipped itself with a rationalised operation and cost structure to meet the challenges from its operating environment. The Group maintains a healthy financial position and will continue to seek investment opportunities with good cash flow, earnings and capital appreciation potential.

INTERESTS OF DIRECTORS

As at 30 June 2003, the interests and short positions of the directors of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, Hong Kong (the "SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:—

Interests in the shares of the Company

	Number of ordinary shares					Percentage of issued
Name of director	Personal interests	Family interests	Corporate interests	Other interests	Total	ordinary shares
Ms. Chong Sok Un ("Ms. Chong")	—	—	2,631,200,000 *(Note #)*	—	2,631,200,000	28.33%

Note #: Ms. Chong is deemed to have a corporate interest in 2,631,200,000 ordinary shares of the Company which are held by Vigor Online Offshore Limited ("Vigor Online"), a 67.7% owned subsidiary of China Spirit Limited ("China Spirit") in which Ms. Chong maintains a beneficial interest of 100%.

All the interests disclosed above represent long position in the shares of the Company.

Save as disclosed above:—

(i) as at 30 June 2003, none of the directors or the chief executive of the Company had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code; and

(ii) at no time during the period was the Company or its fellow subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares, underlying shares or debentures in the Company or any other body corporate.

INTERESTS OF DIRECTORS *(continued)*

Subsequent to the period end date, the corporate interest in shares of the Company held by Ms. Chong was reduced to 105,248,000 shares, representing 28.33% of the existing issued share capital of the Company, as a consequence of the Share Consolidation (as defined in the "Prospect" section) effective on 15 July 2003.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, the following parties had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO:—

Interests in the shares of the Company

Name of shareholder *(Note)*	Number of shares held	Percentage of interest
Ms. Chong	2,631,200,000	28.33%
China Spirit	2,631,200,000	28.33%
Vigor Online	2,631,200,000	28.33%

Note: Vigor Online is a 67.7% owned subsidiary of China Spirit in which Ms. Chong maintains a beneficial interest of 100%. Accordingly, China Spirit and Ms. Chong were deemed by SFO to be interested in 2,631,200,000 shares of the Company.

Save as disclosed above, as at 30 June 2003, there were no other parties who had interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

Subsequent to the period end date, the interest in shares of the Company held by Vigor Online and the deemed interest in shares of the Company held by China Spirit and Ms. Chong were reduced to 105,248,000 shares, representing 28.33% of the existing issued share capital of the Company, as a consequence of the Share Consolidation (as defined in the "Prospect" section) effective on 15 July 2003.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the period.

CODE OF BEST PRACTICE

The Company had compiled throughout the six months ended 30 June 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 19 September 2003



2003

* 中文名稱僅供識別

本集團未經審核之業績

中國網絡(百慕達)有限公司(「本公司」)之董事會(「董事」)謹此公佈，本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核綜合業績，連同二零零二年度同期之比較數字如下。綜合中期財務報表並未經審核，但已經本公司之核數師德勤•關黃陳方會計師行按照香港審計準則第700號「審查中期財務報告之約定」作出審查，及經本公司之審核委員會審查。

簡明綜合收益表

		截至六月三十日止六個月	
		二零零三年 (未經審核)	二零零二年 (未經審核)
	附註	*千港元*	*千港元*
營業額	3	**266,183**	636,351
銷售成本		**(258,187)**	(645,802)
毛利(虧損)		**7,996**	(9,451)
投資之溢利(虧損)淨額	4	**10,758**	(79,960)
其他經營收入	5	**11,590**	5,078
分銷成本		**(3,598)**	(7,234)
行政支出		**(18,158)**	(26,533)
其他經營支出		**(2,030)**	(25,195)
經營業務溢利(虧損)	6	**6,558**	(143,295)
融資成本	7	**(544)**	(168)
出售附屬公司之溢利	8	**41,109**	—
認股權證屆滿時所得之溢利	9	**90,369**	—
商譽之已確認減值虧損		**—**	(2,250)
應佔聯營公司之業績		**—**	(4,169)
應佔一間共同控制實體之業績		**(28)**	(93)
除稅前溢利(虧損)		**137,464**	(149,975)
稅項(支出)撥回	10	**(286)**	256
未計少數股東權益前溢利(虧損)		**137,178**	(149,719)
少數股東權益		**—**	304
期內溢利(虧損)		**137,178**	(149,415)
股息	11	**3,715**	—
每股盈利(虧損) — 基本及攤薄	12	**36.93港仙**	(40.22港仙)

簡明綜合資產負債表

於二零零三年六月三十日

	附註	二零零三年 六月三十日 (未經審核) 千港元	二零零二年 十二月三十一日 (已審核) 千港元
非流動資產			
投資物業	13	**32,610**	32,610
物業、廠房及設備	13	**12,977**	14,194
於聯營公司之權益		**—**	—
於一間共同控制實體之權益		**—**	1,926
證券投資	14	**297,821**	284,306
其他非流動資產		**652**	745
		344,060	333,781
流動資產			
存貨		**3,921**	10,315
證券投資	14	**483,833**	449,471
應收賬項、按金及預付款項	15	**12,456**	23,103
應收貸款	16	**21,250**	5,000
有抵押銀行定期存款	19	**—**	7,567
銀行結餘及現金		**55,865**	81,536
		577,325	576,992
流動負債			
應付賬項及應計費用	17	**9,641**	59,650
客戶訂金及預收款項		**2,294**	47,030
應付一間共同控制實體之款項		**—**	1,200
應付税項		**4,354**	4,127
		16,289	112,007
流動資產淨值		**561,036**	464,985
		905,096	798,766
資本及儲備			
股本	18	**92,867**	92,865
儲備		**812,229**	705,901
		905,096	798,766

簡明綜合股本權益變動表

截至二零零三年六月三十日止六個月

	股本 千港元	股份 溢價 千港元	負值 商譽 千港元	商譽 千港元	認股權證 儲備 千港元	資產重估 儲備 千港元	資本贖回 儲備 千港元	滙兌 儲備 千港元	保留溢利 (累積 虧損) 千港元	總額 千港元
於二零零二年一月一日	92,865	1,135,685	32,883	(1,237)	90,381	(169,118)	1,922	2,140	137,766	1,323,287
簡明綜合收益表內未確認之其他投資重估增值	–	–	–	–	–	1,717	–	–	–	1,717
期內虧損	–	–	–	–	–	–	–	–	(149,415)	(149,415)
於二零零二年六月三十日	92,865	1,135,685	32,883	(1,237)	90,381	(167,401)	1,922	2,140	(11,649)	1,175,589
簡明綜合收益表內未確認之其他投資重估減值	–	–	–	–	–	(9,953)	–	–	–	(9,953)
其他投資之已確認減值虧損	–	–	–	–	–	86,629	–	–	–	86,629
期內虧損	–	–	–	–	–	–	–	–	(453,499)	(453,499)
於二零零二年十二月三十一日	92,865	1,135,685	32,883	(1,237)	90,381	(90,725)	1,922	2,140	(465,148)	798,766
其他投資重估增值	–	–	–	–	–	5,024	–	–	–	5,024
因換算海外附屬公司之財務報表所產生之滙兌差異	–	–	–	–	–	–	–	(2,015)	–	(2,015)
簡明綜合收益表內未確認之收益及虧損淨額	–	–	–	–	–	5,024	–	(2,015)	–	3,009
因出售其他投資而產生之重估儲備調撥	–	–	–	–	–	55,323	–	–	–	55,323
因行使認股權證而以溢價發行之股份	2	87	–	–	(12)	–	–	–	–	77
簡明綜合收益表內已確認認股權證屆滿時所得之溢利	–	–	–	–	(90,369)	–	–	–	–	(90,369)
因出售附屬公司變現之滙兌儲備	–	–	–	–	–	–	–	(125)	–	(125)
因出售附屬公司產生之調撥	–	–	–	1,237	–	–	–	–	–	1,237
期內溢利	–	–	–	–	–	–	–	–	137,178	137,178
於二零零三年六月三十日	**92,867**	**1,135,772**	**32,883**	**–**	**–**	**(30,378)**	**1,922**	**–**	**(327,970)**	**905,096**

簡明綜合現金流量表

截至二零零三年六月三十日止六個月

	截至二零零三年六月三十日止六個月(未經審核)千港元	截至二零零二年六月三十日止六個月(未經審核)千港元
經營業務之現金流出淨額	**(85,685)**	(196,606)
投資業務之現金流入(流出)淨額	**59,937**	(15,597)
融資之現金流入淨額	**77**	51,373
現金及現金等值減少淨額	**(25,671)**	(160,830)
期初之現金及現金等值	**81,536**	214,503
期終之現金及現金等值	**55,865**	53,673
現金結餘及現金等值之分析		
銀行結餘及現金	**55,865**	54,833
銀行透支	**—**	(1,160)
	55,865	53,673

簡明財務報表附註

截至二零零三年六月三十日止六個月

1. 編製基準

簡明財務報表乃按照香港會計師公會（「香港會計師公會」）所頒佈之會計實務準則（「會計準則」）第25號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄16而編製。

2. 重要會計政策及採納已修訂之會計實務準則

簡明財務報表乃按歷史成本慣例而編製，並就若干物業及證券投資之重估值作出修訂。

編製此中期財務報告所採用之會計政策，除以下所記述外，與編製二零零二年十二月三十一日止年度之全年財務報表相同。

於本期間，本集團已採納由香港會計師公會所頒佈之會計實務準則第12號（經修訂）「收益稅」。實施會計實務準則第12號（經修訂）之主要影響乃關於遞延稅項。於過往年度如有使用收益表負債法就遞延稅項作出部份撥備，即就所產生之時差而確認負債，除非該等時差預期不會在可見將來逆轉。會計實務準則第12號（經修訂）規定，除少數例外情況外，遞延稅項乃就財務報表內資產及負債賬面值與計算應課稅溢利時所採用之相應稅務基礎兩者間所有暫時之差別予以確認。

有關會計政策之變動並無對本會計期間或過往會計期間之業績構成任何重大影響。因此，毋須作出前期調整。

3. **分項資料**

於管理上，本集團現時分為兩大營運業務，分別是流動電話分銷，以及證券買賣及投資。上述兩大業務乃本集團滙報主要分項資料所按之基準。

以下為本集團於期內按主要業務及市場地區劃分之收入及經營業務溢利(虧損)分析：—

按主要業務：—

截至二零零三年六月三十日止六個月

	流動電話分銷 *千港元*	**證券買賣及投資** *千港元*	**其他** *千港元*	**綜合** *千港元*
收入				
對外銷售	**39,001**	**226,148**	**1,034**	**266,183**
其他	**76**	**2,706**	**2,501**	**5,283**
	39,077	**228,854**	**3,535**	**271,466**
分項業績	**(1,939)**	**15,872**	**535**	**14,468**
未分攤之其他經營收入				**6,307**
未分攤之公司支出				**(14,217)**
經營業務溢利				**6,558**

截至二零零二年六月三十日止六個月

	流動電話分銷 *千港元*	**證券買賣及投資** *千港元*	**其他** *千港元*	**綜合** *千港元*
收入				
對外銷售	124,106	505,945	6,300	636,351
其他	747	—	3,247	3,994
	124,853	505,945	9,547	640,345
分項業績	(24,593)	(101,537)	(1,685)	(127,815)
未分攤之其他經營收入				1,084
未分攤之公司支出				(16,564)
經營業務虧損				(143,295)

3. 分項資料 *(續)*

按市場地區：—

本集團之經營業務分佈於香港及中國內地(「中國」)。

本集團之流動電話分銷業務在香港及中國進行，而證券買賣及投資業務則在香港進行。

以下列表提供本集團按市場地區之收入及經營業務溢利(虧損)之分析：—

	按市場地區之收入 截至六月三十日止六個月		經營業務溢利(虧損) 截至六月三十日止六個月	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千港元	*千港元*	***千港元***	*千港元*
香港	**269,791**	578,946	**8,932**	(122,987)
中國	**1,675**	61,399	**(2,374)**	(20,308)
	271,466	640,345	**6,558**	(143,295)

附註： 於截至二零零三年六月三十日止六個月期間，本集團終止其於中國之流動電話分銷業務。

4. 投資之溢利(虧損)淨額

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
衍生工具之已變現(虧損)收益淨額	**(18,511)**	14,117
供買賣投資之未變現收益(虧損)淨額	**26,430**	(76,424)
衍生工具之未變現收益(虧損)淨額	**2,839**	(25,744)
變現上市其他投資之收益	**—**	8,091
	10,758	(79,960)

5. 其他經營收入

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
訴訟賠償 *(附註)*	**4,811**	—
投資物業之租金收入毛額	**2,502**	3,132
利息收入	**4,077**	1,145
其他	**200**	801
	11,590	5,078

附註： 此訴訟乃關於前僱員之不恰當行為而造成之損失。此案件已完結並已於期內收到4,811,000港元之賠償。

6. 經營業務溢利(虧損)

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
經營業務溢利(虧損)已扣除：—		
折舊及攤銷	**874**	1,808
處置物業、廠房及設備之虧損	**402**	3,847

7. 融資成本

融資成本是指須於五年內全數償還之銀行及其他借貸利息。

8. 出售附屬公司之溢利

在二零零三年三月，Fulltime Profits Limited(本公司之一間間接全資附屬公司)及其附屬公司(「Fulltime Group」)，以代價港幣1元出售予一位第三方人士，出售附屬公司錄得溢利41,109,000港元。Fulltime Group並未為本集團截至二零零三年六月三十日止現金流量淨值或業績帶來重大之貢獻。

9. 認股權證屆滿時所得之溢利

於二零零三年一月一日，本公司有1,856,666,248份認股權證尚未行使，持有人獲賦予權利可於二零零零年六月七日至二零零三年六月六日(當日包括在內)的任何時間，以每股0.3港元(可予以調整)認購新股。於此段期間，256,507份認股權證已獲行使，而餘下尚未行使之1,856,409,741份認股權證已於二零零三年六月六日屆滿並且作廢，因此，認股權證儲備90,369,000港元獲調撥至損益表。

10. 稅項(支出)撥回

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
稅項(支出)撥回包括：—		
香港利得稅	(172)	—
中國所得稅	(114)	—
應佔聯營公司之稅項撥回	—	256
	(286)	256

香港利得稅乃根據此期間之估計應課溢利按17.5%之稅率計算。

中國所得稅已根據中國適用之稅率於估計溢利作出撥備。

在上一期間，本集團並無任何應課稅溢利，故並無在簡明財務報表上，就香港利得稅作出撥備。

11. 股息

於二零零三年九月十九日，隨着本報告下文「展望」部份所述之股本重組，董事向於二零零三年十月二十二日名列本公司股東名冊之股東宣派每股0.01港元合共為3,715,000港元之中期股息(二零零二年：無)。

12. 每股溢利(虧損)

每股基本溢利(虧損)之計算乃按期內之溢利137,178,000港元(二零零二年:虧損149,415,000港元)及期內已發行普通股之加權平均數371,464,499股(二零零二年:371,458,494股)而計算。兩段期間之每股溢利(虧損)均已就二零零三年七月十五日股份合併作出調整,詳情載於附註20。

由於本公司尚未行使之認股權證於本期間及上一期間之行使價均高於股份平均市價,因此在計算本年度每股攤薄溢利(虧損)時沒有假設本公司尚未行使之認股權證獲行使。

13. 投資物業及物業、廠房及設備

董事考慮到於二零零三年六月三十日投資物業及租賃土地及樓宇的價值相對於二零零二年十二月三十一日之專業物業估值並沒有重大差別。因此,本期間並沒有已確認之重估增值或減值。

14. 證券投資

	供買賣投資		其他投資		總額	
	二零零三年 六月三十日 千港元	二零零二年 十二月三十一日 千港元	二零零三年 六月三十日 千港元	二零零二年 十二月三十一日 千港元	二零零三年 六月三十日 千港元	二零零二年 十二月三十一日 千港元
股本證券:						
— 在香港上市	367,220	333,179	68,920	295,991	436,140	629,170
— 在海外上市	—	—	25,286	—	25,286	—
— 非上市	107,446	104,607	—	—	107,446	104,607
	474,666	437,786	94,206	295,991	568,872	733,777
債務證券:						
— 非上市(*附註*)	—	—	212,782	—	212,782	—
總額	474,666	437,786	306,988	295,991	781,654	733,777
上市證券之市值	367,220	333,179	94,206	295,991	461,426	629,170
就申報而分析之賬面值:						
— 非流動	—	—	297,821	284,306	297,821	284,306
— 流動	474,666	437,786	9,167	11,685	483,833	449,471
	474,666	437,786	306,988	295,991	781,654	733,777

附註: 該等債務證券為新鴻基有限公司(「新鴻基」)發行之債款票據,此乃本集團於本期間出售新鴻基股票之部份代價。該等債款票據按年息4厘計算及新鴻基可於二零零八年三月七日或之前贖回。

15. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。以下為應收貿易賬項之賬齡分析：—

	二零零三年六月三十日 千港元	二零零二年十二月三十一日 千港元
90日內	**5,373**	10,454
91-180日	**—**	3,352
181-360日	**5**	—
360日以上	**3**	—
	5,381	13,806
其他應收賬項、按金及預付款項	**7,075**	6,849
衍生工具之已付溢價淨額	**—**	2,448
	12,456	23,103

16. 應收貸款

該款項並無抵押。應收貸款當中包括一項金額18,750,000港元(二零零二年十二月三十一日：無)按最優惠年利率加5%計息及於二零零三年十二月三十一日還款。剩下餘額2,500,000港元(二零零二年十二月三十一日：5,000,000港元)按年利率15%計息及於二零零三年十一月二十六日還款。

17. 應付賬項及應計費用

以下為應付貿易賬項之賬齡分析：—

	二零零三年六月三十日 千港元	二零零二年十二月三十一日 千港元
90日內	**3,243**	4,057
91-180日	**—**	377
181-360日	**—**	117
360日以上	**—**	8,541
	3,243	13,092
其他應付賬項及應計費用	**6,398**	46,558
	9,641	59,650

18. 股本

	股份數目	面值
		千港元
每股面值0.01港元之普通股		
法定：—		
於二零零三年六月三十日及二零零二年十二月三十一日	30,000,000,000	300,000
已發行及繳足股款：—		
於二零零三年一月一日	9,286,462,340	92,865
行使認股權證*(附註)*	256,507	2
於二零零三年六月三十日	9,286,718,847	92,867

附註： 於截至二零零三年六月三十日止六個月，認股權證持有人按每股0.3港元之行使價行使認股權證認購256,507股本公司普通股。

19. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行作為取得銀行融資之抵押：—

	二零零三年六月三十日	二零零二年十二月三十一日
	千港元	*千港元*
投資物業	**12,000**	—
有價證券	**167,952**	164,554
銀行定期存款	**—**	7,567
	179,952	172,121

20. 結算日後事項

根據本公司於二零零三年七月十四日所舉行之股東特別大會(「股東特別大會」)上通過由董事建議之決議案：—

(a) (i) 將截至通過本決議案之日期當日本公司已發行股本中每股面值0.01港元之股本註銷0.0096港元之已繳股本，以削減本公司已發行股本，致使每股股份會被視作本公司已發行股本中一股面值0.0004港元之繳足股份；及

(ii) 每股法定但尚未發行股份之價值由每股0.01港元削減至0.0004港元，以使本公司之法定股本由300,000,000港元削減至12,000,000港元(「削減股本」)；

(b) 根據本公司之公司細則及百慕達適用法例，削減於二零零二年十二月三十一日本公司股份溢價賬一筆375,995,500港元之貸方進賬額(「削減股份溢價」)，連同運用削減股本所產生之89,152,500港元之貸方進賬額，以對銷或削減於二零零二年十二月三十一日本公司累計結餘約465,890,000港元之累計虧損；

(c) 將每25股發行股份合併(「股份合併」)為每股面值0.01港元之股份(「新股份」)；及

(d) 完成削減股本及股份合併後，透過增設28,800,000,000股每股面值0.01港元之新股份，將本公司之法定股本由12,000,000港元增至300,000,000港元(「增加法定股本」)(統稱「股本重組」)。

完成股本重組要在達成下列條件後，方可作實：—

(a) 本公司股東在股東特別大會上通過普通決議案，以批准股份合併及增加法定股本，並通過特別決議案，以批准削減股本及削減股份溢價；

(b) 符合公司法第46條；及

(c) 香港聯合交易所有限公司上市委員會批准新股份之上市及買賣。

股本重組於二零零三年七月十五日生效。

中期股息

董事向於二零零三年十月二十二日名列本公司股東名冊之股東宣派每股0.01港元合共為3,715,000港元之中期股息(二零零二年：無)。股息單預計於二零零三年十一月五日寄發。

管理層討論及分析

財務業績

本集團截至二零零三年六月三十日止六個月期間之營業額為266,183,000港元，較二零零二年同期減少58.2%。期內之溢利淨額為137,178,000港元，相對於二零零二年同期則錄得虧損淨額為149,415,000港元。期內之每股溢利為0.37港元，相對於二零零二年同期則錄得之每股虧損為0.40港元，兩期間均已按照下列「展望」部份所述之股本重組作調整。

業務回顧

於回顧期間，由於爆發嚴重急性呼吸系統綜合症，令原本已疲弱的消費市場進一步惡化，因而影響本集團流動電話分銷業務，結果本年度營業額跌至39,000,000港元，與二零零二年同期相比下挫44.7%。本集團已向供應商取得多種時款流動電話產品分銷權，並已完成自二零零二年下半年起實施的成本節省及重組計劃。

本集團於中華人民共和國(「中國」)之流動電話分銷業務及智能大廈業務(「中國業務」)近年持續錄得虧損。鑑於中國業務前景黯淡，本集團已決定將該等業務出售。有關出售已於二零零三年三月完成，獲得盈利約為41,100,000港元。

業務回顧 *(續)*

二零零三年首六個月，本集團之金融工具買賣及投資錄得營業額為226,000,000港元，較二零零二年同期下跌55.3%。隨著本地股票市場自二零零三年第二季起回升，本集團投資組合之表現令人滿意。

本集團於二零零三年三月完成將其部份新鴻基有限公司(「新鴻基」)長期投資變現，帶來現金收益63,800,000港元及債款票據212,800,000港元。該等債款票據可於二零零八年三月七日或之前贖回，按年利率4%計息。上述變現使本集團所佔新鴻基股權由17.9%下降至4.6%。

於二零零三年三月七日，本集團提出一項自願有條件收購建議，按每股0.02港元之價格收購廣益國際集團有限公司(「廣益」)全部(惟不包括本集團及與本集團一致行動人士已持有之廣益股份)已發行股份(「廣益股份」)(「廣益收購建議」)。根據廣益收購建議計算，廣益全部已發行股本之價值為79,870,000港元。廣益收購建議乃本集團拓展其業務範圍及參與在中國生產及分銷酒類業務之機會。由於根據廣益收購建議接納收購之廣益股份加上本集團及與本集團一致行動人士已持有之股份少於廣益投票權50%，因此廣益收購建議之接納未能成為無條件，而廣益收購建議已於二零零三年五月二十六日失效。

根據本公司於二零零零年五月十五日所舉行股東特別大會上通過之普通決議案，批准以當時每持有五股股份發售一份認股權證之比例公開發售認股權證。於二零零零年五月十五日，按每份認股權證0.05港元之價格發行之1,856,688,098份認股權證(「認股權證」)，其持有人可於二零零零年六月七日至二零零三年六月六日(首尾兩日包括在內)期間隨時以現金按每股0.30港元(可予以調整)之價值認購本公司股份。截至於二零零三年一月一日，有1,856,666,248份認股權證尚未行使。於回顧期間，已行使256,507份認股權證，其餘1,856,409,741份認股權證已於二零零三年六月六日屆滿及作廢。認股權證屆滿後將認股權證儲備變現，並獲得90,400,000港元收益。

流動資金及融資

於二零零三年六月三十日，本集團之非流動資產主要包括33,000,000港元之投資物業，13,000,000港元之物業、廠房及設備，及298,000,000港元之長期投資。此等非流動資產主要由股東資金融資。於二零零三年六月三十日，本集團之流動資產淨值為561,000,000港元。

本集團所有借貸均以短期形式安排，並須於一年內償還。於二零零三年六月三十日及二零零二年十二月三十一日並無任何借貸。

於二零零三年六月三十日，本集團繼續維持一個偏低之負債比率，按本集團借貸淨額(扣除現金及銀行結餘)相對股東資金之比例計算。

本集團只承受輕微之外匯風險，而主要借貸均以港元為單位。

集團資產抵押

於二零零三年六月三十日，本集團分別以名下賬面值167,952,000港元及12,000,000港元之投資證券及投資物業(二零零二年十二月三十一日：分別為賬面值164,554,000港元及7,567,000港元之投資證券及銀行定期存款)作為取得銀行融資之抵押。

僱員

於二零零三年六月三十日，本集團(包括其附屬公司，但不包括其聯營公司)僱用43名僱員(二零零二年十二月三十一日：96名)。本集團確保其僱員之薪酬水平與市場水平相若，且在本集團之薪金及獎金制度之整體規劃下，因應僱員表現進行評賞。

展望

於二零零三年五月二十九日，本集團建議i)將每股已發行股份之已繳股本註銷0.0096港元，使本公司當時已發行股本面值由每股0.01港元減至0.0004港元，並將法定而未發行之股份面值由每股0.01港元減至0.0004港元(「削減股本」)；ii)削減於二零零二年十二月三十一日本公司股份溢價賬之進賬375,995,500港元，將有關款項及削減股本所得之進賬抵銷本公司截至二零零二年十二月三十一日之累計虧損；iii)將每25股經削減面值之股份合併為1股面值0.01港元之新股份(「股份合併」)；及iv)完成削減股本及股份合併後增設28,800,000,000股新股份，將本公司法定股本由12,000,000港元增加至300,000,000港元(統稱為「股本重組」)。股本重組獲本公司股東於二零零三年七月十四日舉行之股東特別大會通過，整項重組已於二零零三年八月二十五日完成。

雖然香港及鄰近地區股票市場最近回升，但本集團仍未能確定復甦會否持續。經過一連串節約成本、業務和投資組合重組及股本重組後，本集團之業務經過整頓，成本架構更為合理，將足以克服營商環境之挑戰。本集團維持穩健之財務狀況，並會繼續物色能帶來優厚現金流量、有盈利及具有資本升值潛力之投資機會。

董事的權益

於二零零三年六月三十日，根據香港證券及期貨條例（「證券及期貨條例」）第352條規定存置的登記冊所記錄或根據上市公司董事進行證券交易的標準守則（「標準守則」）而向本公司或香港聯合交易所有限公司（「聯交所」）作出的知會，本公司的董事於本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的股份、相關股份及債券的權益及淡倉如下：—

於本公司股份的權益

董事姓名	普通股數目					佔已發行普通股之百分比
	個人權益	家族權益	公司權益	其他權益	合計	
莊淑涴女士（「莊女士」）	—	—	2,631,200,000 *(附註#)*	—	2,631,200,000	28.33%

附註#： 莊女士被視為擁有本公司2,631,200,000股普通股的公司權益，該股份乃由China Spirit Limited（「China Spirit」）擁有67.7%的附屬公司Vigor Online Offshore Limited（「Vigor Online」）持有，而莊女士則擁有China Spirit 100%的實質權益。

上文披露之全部權益指本公司股份的好倉。

除上文所披露外：—

(i) 於二零零三年六月三十日，根據證券及期貨條例第352條規定存置的登記冊所記錄或根據標準守則而向本公司及聯交所作出的知會，本公司董事或最高行政人員概無擁有本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的任何股份、相關股份或債券的任何權益或淡倉；及

(ii) 於期內任何時間，本公司或其同系附屬公司並無訂立任何安排，讓本公司董事以購入本公司或任何其他公司股份、相關股份或債券的方式取得利益。

董事的權益*(續)*

於本期間之完結日後，由於股份合併(定義見「展望」一節)於二零零三年七月十五日生效，因此莊女士持有本公司股份的公司權益減少至105,248,000股，佔本公司現時已發行股本28.33%。

主要股東的權益

於二零零三年六月三十日，根據證券及期貨條例第336條規定存置的登記冊所記錄，以下人士擁有本公司的股份及相關股份的權益或淡倉：—

於本公司股份的權益

股東名稱*(附註)*	所持股份數目	持股百分比
莊女士	2,631,200,000	28.33%
China Spirit	2,631,200,000	28.33%
Vigor Online	2,631,200,000	28.33%

附註： Vigor Online 為China Spirit擁有67.7%之附屬公司，而莊女士則擁有China Spirit 100%之實質權益。因此，根據證券及期貨條例，China Spirit及莊女士均被視為擁有2,631,200,000股本公司股份之權益。

除上文所披露外，於二零零三年六月三十日，根據證券及期貨條例第336條規定存置的登記冊所記錄，概無其他人士擁有本公司股份或相關股份的權益或淡倉。

於本期間之完結日後，由於股份合併(定義見「展望」一節)於二零零三年七月十五日生效，因此Vigor Online持有之本公司股份權益及China Spirit與莊女士於本公司股份中被視為擁有的權益減少至105,248,000股，佔本公司現時已發行股本28.33%。

購買、出售及贖回上市證券

本公司或其任何附屬公司於期內概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

本公司於截至二零零三年六月三十日止六個月內，已遵守香港聯合交易所有限公司證券上市規則附錄14 所載之最佳應用守則之規定。

承董事會命
主席
莊淑涴

香港，二零零三年九月十九日